UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated November 5, 2013.	1
2.	Relevant Event and Distribution to Security Holders, dated November 5, 2013.	10

Page 1 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 1 Sales grow by 4.4% (6.6% cc) to 2,046.6 million euros Grifols’ net profit rose by 35.3% to 267 million euros in the nine months to September 2013 • Revenues from the USA grew by 14.3% (CC) in the third quarter, and Grifols achieved record sales of 432.2 million euros in North America • 11.2% (CC) growth of the Bioscience Division during the quarter due to the strong demand of plasma derivatives • Adjusted1 EBITDA increases by 9.1% reaching 690.4 million euros. Adjusted1 EBITDA margin rises by 140 basis points to 33.7 of sales • Net debt fell by 38.7 million Euros to 2.64 times adjusted1 EBITDA Barcelona, November 5, 2013.- Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), one of the world’s leading producers of plasma-derived medicines today announced its financial results for the third quarter of 2013. Grifols’ accumulated sales to September 2013 were 2,046.6 million euros, an increase of 4.4% compared to the same period of 2012. In comparable terms, income rose by 6.6% at constant exchange rate (cc), as geographical diversification of sales mitigated exchange rate impacts. Sales outside Spain grew by 5.4% (7.8% cc) to reach 1,891.2 million euros, accounting for 92.4% of the company’s income sustaining the strategy of achieving growth in foreign markets. The opening of a representative office in Dubai will foster the activity in the Middle East. The fastest growth occurred in regions other than North America and the European Union. Overall, ROW sales (Rest of World excluding Raw Materials) increased by 16.8% (20.3% cc) to 313.7 million euros. These represent approximately 15.4% of total income, compared to 13.8% for the first nine months of 2012. During the third quarter, income from the United States grew by 14.3% (cc), enabling Grifols to achieve record sales revenue in North America of 432.2 million euros. During

Page 2 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 2 the first nine months of the year, combined sales in the United States and Canada (excluding Raw Materials) grew by 2.3% (4.8% cc) to 1,267.4 million euros. In the European Union, sales confirmed the forecasted recovery, and recurring sales excluding Spain rose by 5.4% to 276.5 million euros. The decline in Iberian sales decelerated. During the third quarter of 2013 these were down by 1.3% compared to the same period of 2012, while for the nine months period to September 2013 sales in Spain decreased by 5.9% to 155.3 million euros. • Sales of plasma proteins, Grifols principal business line, grew by 5% The Bioscience Division accounts for 89.0% of sales revenue, and its sales to September 2013 grew by 5.0% (7.3% cc), representing a total of 1,821.4 million euros. Prices of plasma-derived medicines remained stable, and increase in sales volumes of the main plasma proteins was the principal driver of growth for the division. Albumin performed particularly strongly, with growth of over 24%, driven among other factors by demand in China, and alpha-1-antitrypsin grew approximately 10% due to improved diagnosis of alpha-1-antitrypsin deficiency, a rare illness that is linked to pulmonary emphysema. The sales of clotting factors rose as a result of the increased presence in different regions and the treatment of inhibitors, as did sales of IVIG, the leading immunoglobulin. The Hospital Division generates most of its sales in Spain and is thus the division most directly affected by the measures to rationalize health spending implemented by the Government. Despite this, the division’s income grew by 0.3% (1.1% cc) to 74.3 million euros as a result of efforts to promote the internationalization of business lines such as hospital logistics and its third-party manufacturing service. Key milestones included the implementation of the first automated carousel for drugs and health supplies in the United States, at Emory University Hospital (Atlanta, USA), and the agreement with Cumberland Pharmaceuticals to market ibuprofen for intravenous perfusion. Sales of the Diagnostic Division, which account for 4.8% of the company’s total turnover, were 97.9 million euros to September 2013. The 4.3% (2.9% cc) decrease compared to the same period of the previous year, is explained by the termination of some distribution agreements , although this trend, recurrent during the first three quarters of the year, will reverse when all the FDA approvals are obtained, enabling sales of several immunohematology products and services in the United States. Sales of the Raw Materials & Others division, which represent approximately 2.6% of the total, rose to 52.9 million euros. This division includes, among other items, royalties’ income, income deriving from the manufacturing agreements with Kedrion, and thirdparty engineering projects executed by Grifols Engineering.

GRIFOLS

Page 3 out of 9

- **Adjusted[1] EBITDA margin continues to improve rising by 140 basis points to 33.7% of sales**

Grifols operating margins continued to improve during the first nine months of 2013, with the EBITDA margin increasing by 140 bps to 32.4% of sales, compared to 31.0% for the same period of 2012. In absolute terms, EBITDA was 663.0 million euros, increasing 9.1%.

Grifols' adjusted EBITDA[1] rose by 9.1% to 690.4 million euros, representing an EBITDA to sales margin of 33.7%.

This positive performance confirms the group's improved productivity, primarily focused on the optimization of raw materials and the greater flexibility of manufacturing processes. The aim is to maximize the profitability of each liter of plasma, obtaining more products and achieving a balanced market share growth for each plasma protein taking into account industrial efficiency. The sales' geographic mix was positive during the quarter, while the policy of containing operating costs continued to be successful.

- **Net profit rises by 35.3% to 267.0 million Euros**

The company reduced its financial costs during the third quarter of the year, and the financial result to September 2013 fell by 13.9%, representing savings of 28.9 million euros. The effective tax rate has benefited from the R&D deductions relating to 2012 received in the first quarter of this year and as a result of including all group companies in North Carolina in a single corporation tax return (State Corporate Tax declaration). Both developments have contributed to a 35.3% increase in the group's net profit to 267.0 million euros, representing 13.0% of the group's sales.

Key profit and loss indicators: first 9 months of 2013

In millions of Euros	9M - 2013	9M - 2012	% VAR.	% VAR. CC
SALES	**2,046.6**	**1,959.5**	**4.4%**	**6.6%**
Bioscience Division	1,821.4	1,734.8	5.0%	7.3%
% of sales	*89.0%*	*88.5%*		
Hospital Division	74.3	74.1	0.3%	1.1%
% of sales	*3.6%*	*3.8%*		
Diagnostic Division	97.9	102.3	-4.3%	-2.9%
% of sales	*4.8%*	*5.2%*		
Raw Materials & Others Division	53.0	48.3	9.7%	11.4%
% of sales	*2.6%*	*2.5%*		
EBITDA	**663.0**	**607.8**	**9.1%**	
% of sales	*32.4%*	*31.0%*		

[1]Excluding non-recurring costs and costs associated with the purchase of Talecris.
[2]Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition.

3

GRIFOLS

Page 4 out of 9

ADJUSTED EBITDA[1]	**690.4**	**632.7**	**9.1%**	
% of sales	*33.7%*	*32.3%*		
NET PROFIT	**267.0**	**197.3**	**35.3%**	
% of sales	*13.0%*	*10.1%*		
NET ADJUSTED PROFIT[2]	**336.4**	**273.1**	**23.2%**	
% of sales	*16.4%*	*13.9%*		

MAIN INDICATORS FOR THE THIRD QUARTER OF 2013

Grifols reported sales of 665.7 million euros from July to September 2013, an increase of 3.6% (9.3% cc) compared to the same period of 2012. Grifols' recurring business, excluding Raw Materials & Others, rose by 4.2% (10.0% cc), reflecting the growth of income from the Bioscience division, which rose by 5.1% (11.2% CC) as a result of the solid demand for plasma protein therapies.

By geographic region, sales in the United States rose by 14.3% (cc) in the third quarter, and Grifols achieved record sales of 432.2 million euros in North America. Combined sales in the United States and Canada grew by 3.8% (10.4% cc) representing 64.9% of total turnover.

Despite the ongoing economic situation in countries such as Spain and Portugal, income in the European Union rose by 1.9% (2.6% cc) to 132.7 million euros.

Sales in other regions (ROW) rose by 6.0% (14.7% cc), with a total value of 93.2 million euros from July to September. Its good performance continues and its share within total sales has increased to 14.1%. Grifols international expansion remains a keystone of growth. The opening of a representative office in Dubai to foster its activity in the Middle East together with the opportunity of direct sales in China through its commercial office in this country will boost the company's presence in these emerging markets.

BALANCE SHEET MAIN INDICATORS

Total consolidated assets at September 2013 were 5,711.1 million euros, with no significant changes with respect to the 5,627.5 million euros reported in December 2012. The difference primarily reflects investments made during the period, in particular the holdings acquired in Progenika and Aradigm.

During the first nine months of 2013, the cash balance has risen to 488.3 million euros well above the 400.6 million euros reported for the same period of 2012. The strong generation of operating cash flows resulted in 365.7 million euros to September 2013.

[1]Excluding non-recurring costs and costs associated with the purchase of Talecris.
[2]Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition.

4

Page 5 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 5 Working capital changes are in line with the business expansion and stock turnover and debtors and creditors days outstanding remained at previous levels. Higher profits and better control of funding activities have significantly reduced financial cash flow requirements and increased the flows allocated to the investment activities that ensure long-term organic growth. As well as continuing with the CAPEX plan, the most significant investment activities were the acquisition of Progenika Biopharma in the first quarter of 2013 and a 35% stake in Aradigm Corporation completed in August 2013. • Net financial debt falls to 2.64 times Adjusted EBITDA1 Grifols’ net financial debt at the end of the third quarter of 2013 stood at 2,357.4 million euros, a significant reduction with respect to the 2,396.1 million euros reported in December 2012. As a result, the net debt ratio fell to 2.64 times adjusted EBITDA1, lower than the rate of 2.77 times for the second quarter of the year, or the 2.87 times in December 2012. During the first nine months of the year, Grifols net debt has decreased by 38.7 million euros enabling the group to strengthen its balance sheet as a result both of the strength of its results and the positive cash flow trend. • Net Equity The net equity of Grifols to September 2013 rose to 1,969.2 million euros, primarily as a result of profits earned during the period, as there were no significant changes compared to the first half of the year. The company’s share capital totaled 119.6 million euros at September 2013, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 euros. INVESTMENTS • Capital Expenditure (CAPEX) Grifols has completed its key capital expenditure (CAPEX) plans for the period 2012– 2015 and the plan is on schedule. From January to September 2013 the company

Page 6 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 6 allocated over 100 million euros to improve its manufacturing facilities in Spain and the United States, and to optimize and relocate some plasma donor centers. Grifols is also investing in some of the companies in which it has a holding, such as concentrating the activity of Araclon Biotech on a single site at Zaragoza (Spain), with the aim of establishing a basis for future growth. • Closing of the acquisition of a 35% stake in Aradigm Corporation The acquisition of a 35% holding in Aradigm Corporation announced during the second quarter of 2013, was successfully completed in August 2013 and Grifols has designated two board members to Aradigm’s board. Grifols paid USD 26 million for the stake and it has been granted an exclusive worldwide license to market and develop an inhaled ciprofloxacin formulation (Pulmaquin(TM)) to treat severe respiratory diseases. Grifols will contribute a maximum of USD 65 million towards the R&D expenses of the product. • Grifols allocates more than 90 million Euros to R&D Grifols’ financial solvency and liquidity enables its continuing commitment to research. From January to September 2013 Grifols allocated a total of 90.2 million euros to R&D, representing 4.4% of sales. Grifols also strengthens its R&D activity through investments in companies where it holds a stake such as Aradigm. Grifols has been ranked 25 in Forbes magazine’s list of the 100 most innovative companies in the world. The company’s commitment to innovation focuses on the search for therapeutic alternatives that contribute to both scientific and social development. This commitment is expressed both through a solid investment policy and the acquisition of holdings in companies and R&D projects in fields of medicine other than Grifols’ main activity, in order to ensure the continuity of such initiatives. During the third quarter of the year, the Spanish Agency for Medicines and Health Products (AEMPS) authorized phase 1 of the clinical trial of the Alzheimer’s vaccine that Grifols is developing through its company Araclon Biotech. This phase, which will evaluate tolerability and safety in humans but not effectiveness, is the first significant milestone for the project. In addition, Grifols has announced the start of the SPIRIT study (Study of Plasmaderived factor VIII/VWF in Immune toleRance Induction Therapy) in the United States to compare the efficacy and safety of treatment with Grifols plasma derived factor VIII/von Willebrand in patients with hemophilia A. The results will help to improve

Page 7 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 7 immune tolerance induction therapy (ITI) in patients who develop factor VIII inhibitors. As a pioneer in research, development and innovation, Grifols sponsored the international meeting “Hemophilia A and inhibitors: advances in prevention and ITI treatment optimization”, organized jointly by the Spanish Society for Thrombosis and Hemostasis (SETH) and the British Society for Haemostasis and Thrombosis. Held in Barcelona in September, the meeting was attended by a broad panel of experts who addressed new approaches to the management of patients with hemophilia and inhibitors. Grifols also promotes research through its annual program of international awards and grants. In the alpha-1 protein field, the company sponsors the European Alpha 1 Antitrypsin Laurell (eALTA) research program, supporting work that contributes to understanding and improving the treatment of alpha-1 antitrypsin (AAT) deficiency. The prizewinning research projects were announced at the annual conference of the European Respiratory Society, held in Barcelona in September. The Martín Villar Research Prizes sponsored by Grifols, now in their 6th year, have also been awarded. The prizes aim to support research in the field of hemostasis. Grifols’ commitment to promoting young talent is behind the sponsorship of two Fulbright grants, one of the world’s most prestigious grant programs. The program provides funds for students to pursue postgraduate studies in the United States. Grifols’ support will fund two Grifols/Fulbright grants for two years, with priority being given to those candidates who, in addition to satisfying the admission criteria, submit projects in research fields related to the activities of Grifols. ANALYSIS BY BUSINESS AREA. KEY EVENTS OF THE QUARTER • BIOSCIENCE DIVISION: 89.0% OF INCOME Double digit growth in the United States Demand for plasma proteins in the United States continued to rise, confirming the trend seen in previous quarters. Grifols consolidates its leadership in the United States market, recording high sales volumes for its principal plasma proteins, with growth of 16.5% (cc) for the quarter and 9.9% (cc) for the first nine months of the year. FDA approves fraction II+III from Barcelona to be used in North Carolina The FDA, approved the utilization of fraction II+III obtained in Parets del Vallès (Barcelona-Spain), for the production of Gamunex-C® immunoglobulin in Clayton (North Carolina-United States) at the end of the quarter.

Page 8 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 8 Achieving flexibility in the use of intermediate pastes (fractions) obtained from fractionated plasma, is fundamental in order to optimize production processes and capacity utilization so they can be purified and dosed at any of the Grifols’ plants. 10th Anniversary of Grifols Inmunoglobulin Gamunex® In August 2003 the FDA granted an immunoglobulin license to Gamunex® . From that day, scientific and technological developments have been implemented to continuously enhance the product’s safety and increase its indications. Gamunex-C® was the first immunoglobulin approved for the treatment of a neurological indication (CIDP). After a decade, Gamunex® is among the best immunoglobulin options. The region of Murcia (Spain) trust Grifols the manufacture of plasma protein products The regional government of Murcia (Spain) has appointed Grifols to manufacture plasma-derived medicines from excess plasma from its Regional Blood Donation Center. This contract will enable the processing of 55,000 units of plasma per year, with the finished plasma products to be used by hospitals throughout the region. • HOSPITAL DIVISION: 3.6% OF TURNOVER Agreement with Cumberland to market ibuprofen for intravenous administration Grifols has signed an agreement with US pharmaceutical company Cumberland Pharmaceuticals to market the first ibuprofen for intravenous perfusion in a flexible container, indicated for the treatment of mild to moderate post-operative pain and fever. Grifols holds exclusive distribution rights in Spain, Portugal, Argentina, Chile, Brazil, Ecuador, Peru and Uruguay. This agreement will further strengthen the internationalization strategy of the Hospital division, optimizing use of the sales network and extending the portfolio of ready-to-use intravenous solutions. • DIAGNOSTIC DIVISION: 4.8% OF SALES FDA approves DG® Gel 8 System The FDA has approved the DG ® Gel 8 system developed by Grifols for antigen blood typing and pre-transfusion compatibility tests. The authorization affects several erythrocyte reagents and gel cards. Grifols presents AlphaKit® QuickScreen, a new device for screening Alpha -1- antitripsin deficiency Within a few minutes and requiring only a few drops of blood, this new device is able to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of alpha-1-antitrypsin deficiency. In adults, this rare illness usually coincides with chronic obstructive pulmonary disease (COPD), and if not treated

Page 9 out of 9 1Excluding non-recurring costs and costs associated with the purchase of Talecris. 2Excluding costs associated with the purchase of Talecris,as well as the amortization of intangibles and deferred financial costs related to the acquisition. 9 appropriately may cause pulmonary emphysema. Improving diagnosis is a major challenge for Grifols, as 90% of sufferers are undiagnosed. Mexican Health Authorities approve marketing of INTERCEPT BLOOD SYSTEM® Mexico’s Federal Commission for Protection against Health Risks (COFEPRIS) has granted marketing approval to the Intercept Blood System® for the inactivation of pathogens in the components of platelets and plasma. This device will reduce the risk of disease transmission in blood transfusions. Grifols is the exclusive distributor in Mexico of this device, developed by US company Cerus. About Grifols Grifols is a global company with over 70 years of experience of contributing to improving people’s health and well-being by promoting plasma protein therapies, clinical diagnosis technology and pharmaceutical preparations for hospital use. It is currently the world’s third-largest producer of plasma-based biological medicines, with a presence in over 100 countries, and is the leading supplier of plasma, with 150 donor centers in the United States. Grifols is committed to improving access to plasma protein therapies through the continuous improvement and expansion of its manufacturing facilities and exploring new therapeutic potential for plasma proteins. The company, which has its head office in Barcelona, Spain, employs over 11,000 members of staff. In 2012, its sales exceeded 2,620 million euros. Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market, where they form part of the Ibex-35 (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). For more information visit www.grifols.com LEGAL NOTICE The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. The information, opinions and statements in this document with regard to figures have not been audited or verified by independent third parties, and the company therefore in no way guarantees the impartiality, precision, integrity or accuracy of this information or these figures, opinion and statements. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Act 24/1988, of 28 July, on Stock Exchanges; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation.

THIRD QUARTER 2013 REPORT

2 THIRD QUARTER 2013 REPORT The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. DISCLAIMER THIS IS A TRANSLATION OF A SPANISH LANGUAGE ANNOUNCEMENT FILED WITH THE CNMV IN CASE OF DISCREPANCIES, THE SPANISH VERSION WILL PREVAIL.

3 THIRD QUARTER 2013 REPORT NET PROFIT 267.0 MILLION EUROS +35.3% GROWTH 13.0% PROFIT TO SALES RATIO ADJUSTED EBITDA1 690.4 MILLION EUROS +9.1% GROWTH 33.7% EBITDA1 TO SALES RATIO BUSINESS REVENUE: 2,046.6 MILLION EUROS +4.4% (6.6%CC) GROWTH 92.4% OF SALES GENERATED OUTSIDE SPAIN FIGURES TO SEPTEMBER 2013 1 Excluding non-recurring costs and costs associated with the purchase of Talecris. 2 Excludes costs associated with the purchase of Talecris, the amortization of intangible assets and deferred financial costs related to the acquisition. FURTHER PROGRESS TOWARDS ACHIEVING OUR GOALS: A QUARTER CHARACTERIZED BY CONTINUITY Grifols has consolidated its position as the world’s third-largest producer of plasma-derived medicines, thanks to its efficiency and competitiveness. As part of this commitment, Grifols has focused its efforts on raising productivity and improving its operating margins. These aspects, combined with an ongoing policy of keeping debt levels under control, geographical expansion and sales growth, have been the key elements of management strategy.

4 THIRD QUARTER 2013 REPORT 1. PROFIT AND LOSS ACCOUNT: KEY INDICATORS TO SEPTEMBER SALES PERFORMANCE Accumulated sales exceed 2,000 million euros to September 2013 Grifols’ accumulated sales to September 2013 were 2,046.6 million euros, an increase of 4.4% compared to the same period of 2012. In comparable terms, income rose by 6.6% at constant exchange rate (cc), as geographical diversification of sales mitigated exchange rate impacts. Growth of 5.4% in international markets and record quarterly turnover in the United States Sales outside Spain grew by 5.4% (7.8% cc) to reach 1,891.2 million euros, accounting for 92.4% of the company’s income sustaining the strategy of achieving growth in foreign markets. The opening of a representative office in Dubai will foster the activity in the Middle East. The fastest growth occurred in regions other than North America and the European Union. Overall, ROW sales (Rest of World excluding Raw Materials) increased by 16.8% (20.3% cc) to 313.7 million euros. These represent approximately 15.4% of total income, compared to 13.8% for the first nine months of 2012. During the third quarter, income from the United States grew by 14.3% (cc), enabling Grifols to achieve record sales revenue in North America of 432.2 million euros. During the first nine months of the year, combined sales in the United States and Canada (excluding Raw Materials) grew by 2.3% (4.8% cc) to 1,267.4 million euros. In the European Union, sales confirmed the forecasted recovery, and recurring sales excluding Spain rose by 5.4% to 276.5 million euros. The decline in Iberian sales decelerated. During the third quarter of 2013 these were down by 1.3% compared to the same period of 2012, while for the nine months period to September 2013 sales in Spain decreased by 5.9% to 155.3 million euros. KEY EVENTS FOR THE PERIOD Sales rose by 6.6% at constant exchange rate (cc) exceeding 2,000 million euros for the nine months period to September 2013 Revenues from the USA grew by 14.3% (cc) in the third quarter, and Grifols achieved record sales of 432.2 million euros in North America 11.2% (cc) growth of the Bioscience division during the quarter due to the strong demand of hemoderivatives Consistent results: margins and profits continue to improve Adjusted1 EBITDA margin rises by 140 basis points (bps) to 33.7% of sales Net profit rises by 35.3% to 13.0% of sales Net debt fell by 38.7 million euros to 2.64 times adjusted1 EBITDA Cash after investments, payment of debt, interest and dividends increased to 488.3 million euros Grifols maintains its commitment to R&D and is recognized by Forbes as one of the 100 most innovative companies in the world

THIRD QUARTER 2013 REPORT

GRIFOLS

Sales of plasma proteins, Grifols' principal business line, grew by 5%

The Bioscience division accounts for 89.0% of sales revenue, and its sales to September 2013 grew by 5.0% (7.3% cc), representing a total of 1,821.4 million euros. Prices of plasma-derived medicines remained stable, and increase in sales volumes of the main plasma proteins was the principal driver of growth for the division. Albumin performed particularly strongly, with growth of over 24%, driven among other factors by demand in China, and alpha-1-antitrypsin grew approximately 10% due to improved diagnosis of alpha-1-antitrypsin deficiency, a rare illness that is linked to pulmonary emphysema. The sales of clotting factors rose as a result of the increased presence in different regions and the treatment of inhibitors, as did sales of IVIG, the leading immunoglobulin.

The Hospital division generates most of its sales in Spain and is thus the division most directly affected by the measures to rationalize health spending implemented by the Government. Despite this, the division's income grew by 0.3% (1.1% cc) to 74.3 million euros as a result of efforts to promote the internationalization of business lines such as hospital logistics and its third-party manufacturing service. Key milestones included the implementation of the first automated carousel for drugs and health supplies in the United States, at Emory University Hospital (Atlanta, USA), and the agreement with Cumberland Pharmaceuticals to market ibuprofen for intravenous perfusion.

Sales of the Diagnostic division, which account for 4.8% of the company's total turnover, were 97.9 million euros to September 2013. The 4.3% (2.9% cc) decrease compared to the same period of the previous year, is explained by the termination of some distribution agreements , although this trend, recurrent during the first three quarters of the year, will reverse when all the FDA approvals are obtained, enabling sales of several immunohematology products and services in the United States.

Sales of the Raw Materials & Others division, which represent approximately 2.6% of the total, rose to 52.9 million euros. This division includes, among other items, royalties' income, income deriving from the manufacturing agreements with Kedrion, and third-party engineering projects executed by Grifols Engineering.

NINE MONTHS ENDED SEPTEMBER 2013 - SALES BY DIVISION

IN THOUSANDS OF EUROS	9M 2013	%SALES	9M 2012	%SALES	% VAR	% VAR CC
BIOSCIENCE DIVISION	1,821,390	89.0%	1,734,800	88.5%	5.0%	7.3%
HOSPITAL DIVISION	74,338	3.6%	74,142	3.8%	0.3%	1.1%
DIAGNOSTIC DIVISION	97,868	4.8%	102,283	5.2%	-4.3%	-2.9%
RAW MATERIALS AND OTHERS	52,967	2.6%	48,291	2.5%	9.7%	11.4%
TOTAL	**2,046,563**	**100.0%**	**1,959,516**	**100.0%**	**4.4%**	**6.6%**

NINE MONTHS ENDED SEPTEMBER 2013 - SALES BY REGION

IN THOUSANDS OF EUROS	9M 2013	%SALES	9M 2012	%SALES	% VAR	% VAR CC
EU	431,855	21.1%	427,169	21.8%	1.1%	1.3%
US+CANADA	1,267,450	61.9%	1,239,239	63.2%	2.3%	4.8%
R.O.W.	313,719	15.4%	268,868	13.8%	16.8%	20.3%
SUBTOTAL	***2,013,024***	***98.4%***	***1,935,276***	***98.8%***	***4.0%***	***6.2%***
RAW MATERIALS	33,539	1.6%	24,240	1.2%	38.4%	40.8%
TOTAL	**2,046,563**	**100.0%**	**1,959,516**	**100.0%**	**4.4%**	**6.6%**

* Constant currency (CC) excludes the impact of exchange rate movements.

5

THIRD QUARTER 2013
REPORT
GRIFOLS

MARGINS AND PROFITS

Adjusted[1] EBITDA margin continues to improve rising by 140 basis points to 33.7% of sales

Grifols operating margins continued to improve during the first nine months of 2013, with the EBITDA margin increasing by 140 bps to 32.4% of sales, compared to 31.0% for the same period of 2012. In absolute terms, EBITDA was 663.0 million euros, increasing 9.1%.

Grifols' adjusted EBITDA[1] rose by 9.1% to 690.4 million euros, representing an EBITDA to sales margin of 33.7%.

This positive performance confirms the group's improved productivity, primarily focused on the optimization of raw materials and the greater flexibility of manufacturing processes. The aim is to maximize the profitability of each liter of plasma, obtaining more products and achieving a balanced market share growth for each plasma protein taking into account industrial efficiency. The sales' geographic mix was positive during the quarter, while the policy of containing operating costs continued to be successful.

Net profit rises by 35.3% to 267.0 million euros

The company reduced its financial costs during the third quarter of the year, and the financial result to September 2013 fell by 13.9%, representing savings of 28.9 million euros. The effective tax rate has benefited from the R&D deductions relating to 2012 received in the first quarter of this year and as a result of including all group companies in North Carolina in a single corporation tax return (State Corporate Tax declaration). Both developments have contributed to a 35.3% increase in the group's net profit to 267.0 million euros, representing 13.0% of the group's sales.



MAIN FIGURES FOR THE NINE MONTHS ENDED SEPTEMBER 2013

IN MILLIONS OF EUROS	9M2013	9M2012	% VAR.
NET REVENUES	2,046.6	1,959.5	4.4%
EBITDA	663.0	607.8	9.1%
% NR	*32.4%*	*31.0%*	
ADJUSTED[1] EBITDA	690.4	632.7	9.1%
% NR	*33.7%*	*32.3%*	
NET PROFIT	267.0	197.3	35.3%
% NR	*13.0%*	*10.1%*	
ADJUSTED[2] NET PROFIT	336.4	273.1	23.2%
% NR	*16.4%*	*13.9%*	

6

THIRD QUARTER 2013 REPORT
GRIFOLS

2. MAIN INDICATORS FOR THE THIRD QUARTER OF 2013

Grifols reported sales of 665.7 million euros from July to September 2013, an increase of 3.6% (9.3% cc) compared to the same period of 2012. Grifols' recurring business, excluding Raw Materials & Others, rose by 4.2% (10.0% cc), reflecting the growth of income from the Bioscience division, which rose by 5.1% (11.2% cc) as a result of the solid demand for plasma protein therapies.

By geographic region, sales in the United States rose by 14.3% (cc) in the third quarter, and Grifols achieved record sales of 432.2 million euros in North America. Combined sales in the United States and Canada grew by 3.8% (10.4% cc) representing 64.9% of total turnover.

Despite the ongoing economic situation in countries such as Spain and Portugal, income in the European Union rose by 1.9% (2.6% cc) to 132.7 million euros.

Sales in other regions (ROW) rose by 6.0% (14.7% cc), with a total value of 93.2 million euros from July to September. Its good performance continues and its share within total sales has increased to 14.1%. Grifols international expansion remains a keystone of growth. The opening of a representative office in Dubai to foster its activity in the Middle East together with the opportunity of direct sales in China through its commercial office in this country will boost the company's presence in these emerging markets.

THIRD QUARTER 2013 - SALES BY DIVISION

IN THOUSANDS OF EUROS	3Q 2013	%SALES	3Q 2012	%SALES	% VAR	% VAR CC
BIOSCIENCE DIVISION	600,443	90.2%	571,105	88.8%	5.1%	11.2%
HOSPITAL DIVISION	21,298	3.2%	22,551	3.5%	-5.6%	-3.0%
DIAGNOSTIC DIVISION	31,141	4.7%	32,679	5.1%	-4.7%	-1.1%
RAW MATERIALS AND OTHERS	12,840	1.9%	16,476	2.6%	-22.1%	-18.1%
TOTAL	**665,722**	**100.0%**	**642,811**	**100.0%**	**3.6%**	**9.3%**

THIRD QUARTER 2013 - SALES BY REGION

IN THOUSANDS OF EUROS	3Q 2013	%SALES	3Q 2012	%SALES	% VAR	% VAR CC
EU	132,734	19.9%	130,211	20.3%	1.9%	2.6%
US+CANADA	432,221	64.9%	416,524	64.8%	3.8%	10.4%
R.O.W.	93,189	14.1%	87,879	13.6%	6.0%	14.7%
SUBTOTAL	**658,144**	**98.9%**	**634,614**	**98.7%**	**3.7%**	**9.4%**
RAW MATERIALS	7,578	1.1%	8,197	1.3%	-7.6%	-2.0%
TOTAL	**665,722**	**100.0%**	**642,811**	**100.0%**	**3.6%**	**9.3%**

* Constant currency (CC) excludes the impact of exchange rate movements.

7

8 THIRD QUARTER 2013 REPORT 3. BALANCE SHEET: KEY INDICATORS TO SEPTEMBER 2013 Total consolidated assets at September 2013 were 5,711.1 million euros, with no significant changes with respect to the 5,627.5 million euros reported in December 2012. The difference primarily reflects investments made during the period, in particular the holdings acquired in Progenika and Aradigm. During the first nine months of 2013, the cash balance has risen to 488.3 million euros well above the 400.6 million euros reported for the same period of 2012. The strong generation of operating cash flows resulted in 365.7 million euros to September 2013. Working capital changes are in line with the business expansion and stock turnover and debtors and creditors days outstanding remained at previous levels. Higher profits and better control of funding activities have significantly reduced financial cash flow requirements and increased the flows allocated to the investment activities that ensure long-term organic growth. As well as continuing with the CAPEX plan, the most significant investment activities were the acquisition of Progenika Biopharma in the first quarter of 2013 and a 35% stake in Aradigm Corporation completed in August 2013. NET FINANCIAL DEBT RATIO FALLS TO 2.64 TIMES ADJUSTED EBITDA1 Grifols’ net financial debt at the end of the third quarter of 2013 stood at 2,357.4 million euros, a significant reduction with respect to the 2,396.1 million euros reported in December 2012. As a result, the net debt ratio fell to 2.64 times adjusted EBITDA1, lower than the rate of 2.77 times for the second quarter of the year, or the 2.87 times in December 2012. During the first nine months of the year, Grifols net debt has decreased by 38.7 million euros enabling the group to strengthen its balance sheet as a result both of the strength of its results and the positive cash flow trend. NET EQUITY The net equity of Grifols to September 2013 rose to 1,969.2 million euros, primarily as a result of profits earned during the period, as there were no significant changes compared to the first half of the year. The company’s share capital totaled 119.6 million euros at September 2013, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 euros.

9 THIRD QUARTER 2013 REPORT 4. INVESTMENTS The strength of Grifols’ results, the positive cash flow figures, and the optimization and control of financial resources have made more resources available to the company both for planned investments and for new ones in the future. CAPITAL EXPENDITURE (CAPEX) Grifols has completed its key capital expenditure (CAPEX) plans for the period 2012–2015 and the plan is on schedule. From January to September 2013 the company allocated over 100 million euros to improve its manufacturing facilities in Spain and the United States, and to optimize and relocate some plasma donor centers. Grifols is also investing in some of the companies in which it has a holding, such as concentrating the activity of Araclon Biotech on a single site at Zaragoza (Spain), with the aim of establishing a basis for future growth. CLOSING OF THE ACQUISITION OF A 35% STAKE IN ARADIGM CORPORATION The acquisition of a 35% holding in Aradigm Corporation announced during the second quarter of 2013, was successfully completed in August 2013 and Grifols has designated two board members to Aradigm’s board. Grifols paid USD 26 million for the stake and it has been granted an exclusive worldwide license to market and develop an inhaled ciprofloxacin formulation (PulmaquinTM) to treat severe respiratory diseases. Grifols will contribute a maximum of USD 65 million towards the R&D expenses of the product. GRIfoLs ALLoCATEs MoRE THAN 90 MILLIoN EURos To R&D Grifols’ financial solvency and liquidity enables its continuing commitment to research. From January to September 2013 Grifols allocated a total of 90.2 million euros to R&D, representing 4.4% of sales. Grifols also strengthens its R&D activity through investments in companies where it holds a stake such as Aradigm. Grifols has been ranked 25 in Forbes magazine’s list of the 100 most innovative companies in the world. The company’s commitment to innovation focuses on the search for therapeutic alternatives that contribute to both scientific and social development. This commitment is expressed both through a solid investment policy and the acquisition of holdings in companies and R&D projects in fields of medicine other than Grifols’ main activity, in order to ensure the continuity of such initiatives. During the third quarter of the year, the Spanish Agency for Medicines and Health Products (AEMPS) authorized phase 1 of the clinical trial of the Alzheimer’s vaccine that Grifols is developing through its company Araclon Biotech. This phase, which will evaluate tolerability and safety in humans but not effectiveness, is the first significant milestone for the project. In addition, Grifols has announced the start of the SPIRIT study (Study of Plasma-derived factor VIII/VWF in Immune toleRance Induction Therapy) in the United States to compare the efficacy and safety of treatment with Grifols plasma derived factor VIII/von Willebrand in patients with hemophilia A. The results will help to improve immune tolerance induction therapy (ITI) in patients who develop factor VIII inhibitors. As a pioneer in research, development and innovation, Grifols sponsored the international meeting “Hemophilia A and inhibitors: advances in prevention and ITI treatment optimization”, organized jointly by the Spanish Society for Thrombosis and Hemostasis (SETH) and the British Society for Haemostasis and Thrombosis. Held in Barcelona in September, the meeting was attended by a broad panel of experts who addressed new approaches to the management of patients with hemophilia and inhibitors. Grifols also promotes research through its annual program of international awards and grants. In the alpha-1 protein field, the company sponsors the European Alpha 1 Antitrypsin Laurell (eALTA) research program, supporting work that contributes to understanding and improving the treatment of alpha-1 antitrypsin (AAT) deficiency. The prizewinning research projects were announced at the annual conference of the European Respiratory Society, held in Barcelona in September. The Martín Villar Research Prizes sponsored by Grifols, now in their 6th year, have also been awarded. The prizes aim to support research in the field of hemostasis. Grifols’ commitment to promoting young talent is behind the sponsorship of two Fulbright grants, one of the world’s most prestigious grant programs. The program provides funds for students to pursue postgraduate studies in the United States. Grifols’ support will fund two Grifols/Fulbright grants for two years, with priority being given to those candidates who, in addition to satisfying the admission criteria, submit projects in research fields related to the activities of Grifols.

10 THIRD QUARTER 2013 REPORT 5. ANALYSIS BY BUSINESS AREA. KEY EVENTS OF THE QUARTER BIOSCIENCE DIVISION: 89% OF INCOME Double digit growth in the United States Demand for plasma proteins in the United States continued to rise, confirming the trend seen in previous quarters. Grifols consolidates its leadership in the United States market, recording high sales volumes for its principal plasma proteins, with growth of 16.5% (cc) for the quarter and 9.9% (cc) for the first nine months of the year. FDA approves fraction II+III from Barcelona to be used in North Carolina The FDA, approved the utilization of fraction II+III obtained in Parets del Vallès (Barcelona-Spain), for the production of Gamunex-C® immunoglobulin in Clayton (North Carolina- United States) at the end of the quarter. Achieving flexibility in the use of intermediate pastes (fractions) obtained from fractionated plasma, is fundamental in order to optimize production processes and capacity utilization so they can be purified and dosed at any of the Grifols’ plants. 10th Anniversary of Grifols Immunoglobulin Gamunex® In August 2003 the FDA granted an immunoglobulin license to Gamunex®. From that day scientific and technological developments have been implemented to continuously enhance the product’s safety and increase its indications. Gamunex-C® was the first immunoglobulin approved for the treatment of a neurological indication (CIDP). After a decade Gamunex® is among the best immunoglobulin options. The region of Murcia (Spain) trusts Grifols with the manufacture of Plasma Protein products The regional government of Murcia (Spain) has appointed Grifols to manufacture plasma-derived medicines from excess plasma from its Regional Blood Donation Center. This contract will enable the processing of 55,000 units of plasma per year, with the finished plasma products to be used by hospitals throughout the region. DIAGNOSTIC DIVISION: 4.8% OF SALES United States health authorities (FDA) approve DG® Gel 8 system The FDA has approved the DG® Gel 8 system developed by Grifols for antigen blood typing and pre-transfusion compatibility tests. The authorization affects several erythrocyte reagents and gel cards. Grifols presents AlphaKit® QuickScreen, a new device for screening alpha-1-antitrypsin deficiency Within a few minutes and requiring only a few drops of blood, this new device is able to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of alpha-1-antitrypsin deficiency. In adults, this rare illness usually coincides with chronic obstructive pulmonary disease (COPD), and if not treated appropriately may cause pulmonary emphysema. Improving diagnosis is a major challenge for Grifols, as 90% of sufferers are undiagnosed. Mexican health authorities approve marketing of intercept Blood System® Mexico’s Federal Commission for Protection against Health Risks (COFEPRIS) has granted marketing approval to the Intercept Blood System® for the inactivation of pathogens in the components of platelets and plasma. This device will reduce the risk of disease transmission in blood transfusions. Grifols is the exclusive distributor in Mexico of this device, developed by US company Cerus. HOSPITAL DIVISION: 3.6% OF TURNOVER Agreement with Cumberland to market Ibuprofen for intravenous administration Grifols has signed an agreement with US pharmaceutical company Cumberland Pharmaceuticals to market the first ibuprofen for intravenous perfusion in a flexible container, indicated for the treatment of mild to moderate post- operative pain and fever. Grifols holds exclusive distribution rights in Spain, Portugal, Argentina, Chile, Brazil, Ecuador, Peru and Uruguay. This agreement will further strengthen the internationalization strategy of the Hospital division, optimizing use of the sales network and extending the portfolio of ready-to-use intravenous solutions.

11 THIRD QUARTER 2013 REpoRT profit anD loss account IN THOUSANDS OF EUROS 9M2013 9M2012 % VAR. NET REVENUE 2,046.563 1,959.516 4.4% COST OF SALES (980,610) (959,644) 2.2% GROSS PROFIT 1,065.953 999,872 6.6% % ON SALES 52.1% 51.0% R&D (90,258) (90,369) -0.1% SG&A (409,265) (399,045) 2.6% OPERATING EXPENSES (499,523) (489,414) 2.1% OPERATING PROFIT 566,430 510,458 11.0% % ON SALES 27.7% 26.1% FINANCIAL RESULT (179,190) (208,130) -13.9% SHARE OF PROFIT OF EQUITy ACCOUNTED INVESTEES (1,601) (1,150) 39.2% PROFIT BEFORE TAX 385,639 301,178 28.0% % ON SALES 18.8% 15.4% INCOME TAX EXPENSE (121,697) (105,060) 15.8% % OF PRE-TAX INcOmE 31.6% 34,9% NET PROFIT FOR THE yEAR 263,942 196,118 34.6% LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (3,095) (1,225) 152,6% NET PROFIT ATRIBUTABLE TO PARENT COMPANy 267,037 197,343 35.3% % ON SALES 13.0% 10.1% EBITDA 662,965 607,784 9.1% % ON SALES 32.4% 31.0% ADJUSTED EBITDA 1 690,367 632,654 9.1% % ON SALES 33.7% 32.3%

12 THIRD QUARTER 2013 REpoRT Balance IN THOUSANDS OF EUROS SEPTEMBER 2013 DECEMBER 2012 ASSETS NON-CURRENT ASSETS 3,728.450 3,692.910 GOODWILL AND OTHER INTANGIBLE 2,829.604 2,838.994 PROPERTy PLANT & EQUIPMENT 826,604 810,107 INVESTMENTS IN EQUITy ACCOUNTED INVESTEES 22,112 2,566 OTHER NON-CURRENT ASSETS 50,130 41,243 CURRENT ASSETS 1,982.701 1,934.564 INVENTORIES 985,277 998,644 TRADE AND OTHER RECEIVABLES 489,891 447,173 OTHER CURRENT FINANCIAL ASSETS 527 460 OTHER CURRENT ASSETS 18,729 14,960 CASH AND CASH EQUIVALENTS 488,277 473,327 TOTAL ASSETS 5,711.151 5,627.474 EQUITy & LIALIBITITIES EQUITy 1,969.190 1,880.741 CAPITAL 119,604 117,882 SHARE PREMIUM RESERVE 910,728 890,355 RESERVES 872,215 620,144 TREASURy STOCK (88,909) (3,060) INTERIM DIVIDENDS (68,755) - CURRENT yEAR EARNINGS 267,037 256,686 NON-CONTROLLING INTEREST 6,684 3,973 OTHER COMPREHENSIVE INCOME (49,414) (5,239) NON-CURRENT LIABILITIES 3,085.369 3,153.868 FINANCIAL LIABILITIES 2,624.369 2,690.819 OTHER NON-CURRENT LIABILITIES 461,000 463,049 CURRENT LIABILITIES 656,592 592,865 FINANCIAL LIABILITIES 235,166 195,578 OTHER CURRENT LIABILITIES 421,426 397,287 TOTAL EQUITy AND LIABILITIES 5,711.151 5,627.474

13 THIRD QUARTER 2013 REPORT CASH FLOW IN THOUSANDS OF EUROS 9M2013 9M2012 NET INCOME 267,037 197,343 DEPRECIATION AND AMORTIZATION 96,535 97,327 NET PROVISIONS 4,945 1,432 OTHER ADJUSTMENTS / OTHER WORKING CAPITAL CHANGES 36,486 62,957 CHANGES IN INVENTORIES (5,210) 3,391 CHANGES IN TRADE RECEIVABLES (58,791) 28,201 CHANGES IN TRADE PAYABLES 24,705 (42,480) CHANGE IN OPERATING WORKING CAPITAL (39,296) (10,888) NET CASH FLOW FROM OPERATING ACTIVITIES 365,707 348,171 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (55,596) (9,142) CAPEX (100,131) (112,515) R&D/OTHER INTANGIBLE ASSETS (18,150) (8,262) OTHER CASH INFLOW /(OUTFLOW) 9,024 114,516 NET CASH FLOW FROM INVESTING ACTIVITIES (164,853) (15,403) FREE CASH FLOW 200,854 332,768 ISSUE (PURCHASE) OF EQUITY (85,348) (2) PROCEEDS FROM ISSUE OF SHARE CAPITAL 20,461 - ISSUE (REPAYMENT) OF DEBT (53,368) (222,262) DIVIDENDS (69,138) - OTHER CASH FLOWS FROM FINANCING ACTIVITIES 9,771 (50,784) NET CASH FLOW FROM FINANCING ACTIVITIES (177,622) (273,048) TOTAL CASH FLOW 23,232 59,720 CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 473,327 340,586 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (8,282) 294 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 488,277 400,600

14 THIRD QUARTER 2013 REPORT (BASE 100, FROM JANUARY 1 TO SEPTEMBER 30 2013) GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 1 Excluding non-recurring costs and costs associated with the purchase of Talecris. 2 Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition. 134 132 130 128 126 124 122 120 118 116 114 112 110 108 106 104 102 100 98 96 94 92 90 JAN 2013 FEB MAR SEP JUN JUL AUG APR MAY GRIFOLS B: 118.72 GRIFOLS: 115.14 IBEX: 112.47

Grifols, S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

30 September 2013

(Together with the Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
   Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of September 30, 2013, and the related condensed consolidated income statements and condensed consolidated statements of comprehensive income for each of the three- and nine- month periods ended September 30, 2013 and 2012 and the related condensed consolidated statements of changes in equity and cash flows for each of the nine- month periods ended September 30, 2013 and 2012. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain,

October 31, 2013

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three- and nine- month periods ended 30 September 2013

CONTENTS

•                              Condensed Consolidated Interim Financial Statements

•                  Condensed Consolidated Balance Sheets

•                  Condensed Consolidated Income Statements

•                  Condensed Consolidated Statements of Comprehensive Income

•                  Condensed Consolidated Statements of Cash Flows

•                  Condensed Consolidated Statements of Changes in Equity

•                              Notes to Condensed Consolidated Interim Financial Statements

(1)       General Information

(2)       Basis of Presentation and Accounting Principles Applied

(3)       Changes in the composition of the Group

(4)       Financial Risk Management Policy

(5)       Segment Reporting

(6)       Goodwill

(7)       Other Intangible Assets and Property, Plant and Equipment

(8)       Trade and Other Receivables

(9)       Cash and Cash equivalents

(10)     Capital and Reserves

(11)     Financial Liabilities

(12)     Finance Income and Expenses

(13)     Income Tax

(14)     Discontinued Operations

(15)     Contingencies

(16)     Financial Instruments

(17)     Related Parties

(18)     Expenses by Nature

(19)     Subsequent Events

I

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2013 and 31 December 2012

Assets	30/09/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill (note 6)	1,879,973	1,869,899
Other intangible assets (note 7)	949,631	969,095
Total intangible assets	2,829,604	2,838,994
Property, plant and equipment (note 7)	826,604	810,107
Non-current investments in related companies	300	0
Investments in equity accounted investees	22,112	2,566
Non-current financial assets	13,336	16,526
Deferred tax assets	36,494	24,717
Total non-current assets	3,728,450	3,692,910

Current assets
Inventories	985,277	998,644
Trade and other receivables
Trade receivables (note 8)	414,960	366,022
Other receivables (note 8)	45,763	43,833
Current income tax receivables	29,168	37,318

Trade and other receivables	489,891	447,173
Other current financial assets	527	460
Other current assets	18,729	14,960
Cash and cash equivalents (note 9)	488,277	473,327
Total current assets	1,982,701	1,934,564

Total assets	5,711,151	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2013 and 31 December 2012

Equity and liabilities	30/09/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 10)	119,604	117,882
Share premium (note 10)	910,728	890,355
Reserves (note 10)	872,215	620,144
Treasury stock (note 10)	(88,909)	(3,060)
Interim dividend (note 10)	(68,755)	0
Profit for the period / year attributable to the Parent	267,037	256,686
Total	2,011,920	1,882,007
Cash flow hedges	(27,784)	(33,036)
Translation differences	(21,630)	27,797
Other comprehensive income	(49,414)	(5,239)
Equity attributable to the Parent	1,962,506	1,876,768
Non-controlling interests	6,684	3,973
Total equity	1,969,190	1,880,741

Liabilities
Non-current liabilities
Grants	6,934	5,855
Provisions	3,815	3,348
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,498,538	2,585,988
Other financial liabilities	125,831	104,831
Total non-current financial liabilities (note 11)	2,624,369	2,690,819
Deferred tax liabilities	450,251	453,846
Total non-current liabilities	3,085,369	3,153,868

Current liabilities
Provisions	52,498	55,139
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	225,085	189,335
Other financial liabilities	10,081	6,243

Total current financial liabilities (note 11)	235,166	195,578
Debts with associates	3,104	2,668
Trade and other payables
Suppliers	241,825	228,405
Other payables	30,206	27,357
Current income tax liabilities	6,467	5,679
Total trade and other payables	278,498	261,441
Other current liabilities	87,326	78,039

Total current liabilities	656,592	592,865

Total liabilities	3,741,961	3,746,733

Total equity and liabilities	5,711,151	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for each of the three- and nine- month periods ended 30 September 2013 and 2012

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/13	30/09/12	30/09/13	30/09/12
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	2,046,563	1,959,516	665,722	642,811
Cost of sales	(980,610)	(959,644)	(310,351)	(308,946)
Gross Profit	1,065,953	999,872	355,371	333,865
Research and Development	(90,258)	(90,369)	(31,787)	(31,667)
Sales, General and Administration expenses	(409,265)	(399,045)	(137,517)	(130,635)
Operating Expenses	(499,523)	(489,414)	(169,304)	(162,302)
Operating Results	566,430	510,458	186,067	171,563
Finance income	4,322	965	862	(389)
Finance expenses	(180,268)	(221,020)	(57,921)	(71,652)
Change in fair value of financial instruments	(2,953)	14,293	(8,266)	(2,255)
Profits from financial instruments	422	—	422	—
Exchange profits / (losses)	(713)	(2,368)	4,485	(54)

Finance income and expense (note 12)	(179,190)	(208,130)	(60,418)	(74,350)
Share of losses of equity accounted investees	(1,601)	(1,150)	(288)	(392)

Profit before tax	385,639	301,178	125,361	96,821
Income taxes profit (note 13)	(121,697)	(105,060)	(41,854)	(34,153)

Profit after income tax from continuing operations	263,942	196,118	83,507	62,668
Consolidated profit for the period	263,942	196,118	83,507	62,668
Profit attributable to equity holders of the Parent	267,037	197,343	84,237	63,847
Loss attributable to non-controlling interest	(3,095)	(1,225)	(730)	(1,179)

Basic earnings per share (Euros)	0.79	0.58	0.25	0.19
Diluted earnings per share (Euros)	0.79	0.58	0.25	0.19

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and nine- month periods ended 30 September 2013 and 2012

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/13	30/09/12	30/09/13	30/09/12
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)

Consolidated profit for the period	263,942	196,118	83,507	62,668
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations	(49,538)	3,305	(58,307)	(41,196)
Cash flow hedges	8,141	(21,541)	(832)	(6,502)
Income tax on items that may be reclassified to profit or loss	(2,889)	7,926	345	2,527
Other comprehensive income and expenses, net of tax	(44,286)	(10,310)	(58,794)	(45,171)
Total comprehensive income and expenses for the period	219,656	185,808	24,713	17,497
Total comprehensive income attributable to the Parent	222,862	186,958	25,583	18,668
Total comprehensive income / (losses) attributable to non-controlling interests	(3,206)	(1,150)	(870)	(1,171)
Total comprehensive income for the period	219,656	185,808	24,713	17,497

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the nine- month periods ended 30 September 2013 and 2012

	30/09/13	30/09/12
	(unaudited)
	(expressed in thousands of euros)

Cash flows from operating activities

Profit before tax	385,639	301,178
Adjustments for:	270,109	284,587
Amortisation and depreciation	96,535	97,327
Other adjustments:	173,574	187,260
Losses on equity accounted investments	1,601	1,150
Exchange differences	713	2,368
Net provision changes	4,945	1,432
Loss on disposal of fixed assets	3,882	749
Government grants taken to income	(625)	(1,258)
Finance expense / income	172,449	191,262
Other adjustments	(9,391)	(8,443)
Changes in capital and assets	(52,096)	(40,349)
Change in inventories	(5,210)	3,391
Change in trade and other receivables	(63,082)	44,601
Change in current financial assets and other current assets	(3,944)	(6,269)
Change in current trade and other payables	20,140	(82,072)
Other cash flows from operating activities	(237,945)	(197,245)
Interest paid	(135,538)	(154,757)
Interest received	4,698	1,319
Income tax paid	(107,105)	(43,807)
Net cash from operating activities	365,707	348,171

Cash flows from investing activities
Payments for investments	(181,595)	(129,919)
Group companies and joint associates (note 3)	(55,596)	(9,142)
Property, plant and equipment and intangible assets	(118,281)	(120,777)
Property, plant and equipment	(90,165)	(105,462)
Intangible assets	(28,116)	(15,315)
Other financial assets	(7,718)	0
Proceeds from the sale of investments	16,742	114,516
Group companies and business units	0	1,177
Property, plant and equipment	16,742	79,683
Other financial assets	0	33,656
Net cash used in investing activities	(164,853)	(15,403)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(85,348)	(2)
Acquisition of Treasury stock	(120,429)	(2)
Disposal of Treasury stock	35,081	0
Proceeds from issue of share capital	20,461	0
Proceeds from and payments for financial liability instruments	(53,368)	(222,261)
Issue	56,201	23,379
Redemption and repayment	(109,569)	(245,640)
Dividends and interest on other equity instruments paid	(69,138)	0
Dividends paid	(70,063)	0
Dividend received	925	0
Other cash flows from financing activities	9,771	(50,784)
Costs of financial instruments issued	0	(43,752)
Other collections from financing activities	9,771	(7,032)
Net cash used in financing activities	(177,622)	(273,047)
Effect of exchange rate fluctuations on cash and cash equivalents	(8,282)	293
Net increase in cash and cash equivalents	14,950	60,014
Cash and cash equivalents at beginning of the period	473,327	340,586
Cash and cash equivalents at end of period	488,277	400,600

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the nine-month periods ended 30 September 2013 and 2012

	Attributable to equity holders of the Parent
									Equity
				Profit attributable			Other comprehensive income		attributable
	Share	Share		to		Treasury	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves (*)	Parent	Interim dividend	Stock	differences	hedges	Parent	interests	Equity
	(expressed in thousands of euros)

Balances at 31 December 2011	117,882	890,355	568,274	50,307		(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	3,230	—	3,230	75	3,305
Cash flow hedges	—	—	—	—	—	—	—	(13,615)	(13,615)	—	(13,615)

Other comprehensive income for the period	—	—	—	—	—	—	3,230	(13,615)	(10,385)	75	(10,310)

Profit/(loss) for the period	—	—	—	197,343	—	—	—	—	197,343	(1,225)	196,118

Total comprehensive income for the period	—	—	—	197,343	—	—	3,230	(13,615)	186,958	(1,150)	185,808

Other changes	—	—	482	—	—	(2)	—	—	480	(59)	421
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	—	2,899	2,899

Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	—	—	—

Operations with equity holders or owners	—	—	50,789	(50,307)	—	(2)	—	—	480	2,840	3,320

Balances at 30 September 2012 (unaudited)	117,882	890,355	619,063	197,343	—	(1,929)	62,030	(34,799)	1,849,945	4,177	1,854,122

Balances at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	—	(49,427)	—	(49,427)	(111)	(49,538)
Cash flow hedges	—	—	—	—	—	—	—	5,252	5,252	—	5,252

Other comprehensive income for the period	—	—	—	—	—	—	(49,427)	5,252	(44,175)	(111)	(44,286)

Profit/(loss) for the period	—	—	—	267,037	—	—	—	—	267,037	(3,095)	263,942

Total comprehensive income for the period	—	—	—	267,037	—	—	(49,427)	5,252	222,862	(3,206)	219,656

Net movement in own shares (note 10)	—	—	606	—	—	(85,849)	—	—	(85,243)	—	(85,243)
Capital Increase January 2013 (note 10)	1,633	—	(1,665)	—	—	—	—	—	(32)	—	(32)
Capital Increase April 2013 (note 10)	89	20,373	(375)	—	—	—	—	—	20,087	—	20,087
Acquisition of non-controlling interests (note 10)	—	—	(2,800)	—	—	—	—	—	(2,800)	2,800	—
Acquisition of subsidiary with non-controlling interests (note 3)	—	—	—	—	—	—	—	—	—	1,808	1,808
Other Changes	—	—	2	—	—	—	—	—	2	1,309	1,311
Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	—	—	—
Dividend (Share B)	—	—	—	(1,307)	—	—	—	—	(1,307)	—	(1,307)
Interim dividend	—	—	924	—	(68,755)	—	—	—	(67,831)	—	(67,831)
Operations with equity holders or owners	1,722	20,373	252,071	(256,686)	(68,755)	(85,849)	—	—	(137,124)	5,917	(131,207)

Balances at 30 September 2013 (unaudited)	119,604	910,728	872,215	267,037	(68,755)	(88,909)	(21,630)	(27,784)	1,962,506	6,684	1,969,190

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2012 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 25 October 2013.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and nine-month period ended 30 September 2013 have been prepared based on the accounting records kept by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2012.

In addition, the following standards that entered into force in 2013 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

• Amendment to IAS 1 Presentation of Items of Other Comprehensive Income (effective date: 1 July 2012)

• Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

• Amendment to IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

• IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

• IFRS 11 Joint Arrangements (effective date: 1 January 2013)

• IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

• Transition Guidance (issued 28 June 2012): Amendment to IFRS 10, IFRS 11 and IFRS 12 (effective date: 1 January 2013)

• IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

• Amendment to IAS 19 Employee Benefits (effective date: 1 January 2013)

• IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

• Improvement to IFRSs (2009-2011) issued on 17 May 2012 (effective date: 1 January 2013)

• IAS 27 Separate Financial Statements (effective date: 1 January 2013)

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 October 2013:

• IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

• Investment Entities: Amendments to IFRSs 10, 12 and IAS 27 issued on 31 October 2012 (effective on 1 January 2014)

• IFRIC 21 Interpretation 21 Levies (effective on 1 January 2014)

• Amendment to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets (effective on 1 January 2014)

• Amendment to IAS 39: Novation of Derivatives and Continuation of hedge Accounting (effective 1 January 2014)

• IFRS 9 Financial Instruments (effective date: 1 January 2015)

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2013 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•             The assumptions used for calculation of the fair value of financial instruments in particular financial derivatives. Financial derivatives are valued based on observable market data (level 2 of fair value hierarchy) (see note 16). In this respect, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors, such as which methodology and valuation models

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013 are used, and in quantitative factors, such as the data required to be included within the chosen models.

•             The assumptions used to test non-current assets and goodwill for impairment. Annual impairment tests of the relevant cash generating units are performed for impairment testing. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The assumptions relating to risk-adjusted future cash flows and discounted rates are based on business forecasts and are therefore inherently subjective. Future events could cause these to change with a consequent adverse effect on the future results of the Group. The valuations are made broadly such that a reasonably possible change to any of the key assumptions is unlikely to result in an impairment of the related goodwill.

•             Useful lives of property, plant and equipment and intangible assets. The estimated useful lives applied for each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2012. Although estimates are calculated by the Company’s management based on the best information available at reporting date, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment, it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Changes in the useful lives of intangible assets are related to the currently marketed product Gamunex, which useful lives will depend on the life cycle of the product. The Company´s management does not expect significant changes to useful lives to be made in subsequent years, which should they happen would be recognized prospectively.

•             Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge, and in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

•             Evaluation of the nature of leases (operating or finance). The Group analyzes the conditions of the lease contracts at the inception of the leases, in order to conclude if the risks and rewards have been transferred. If the lease contract gets renewed or amended the Group conducts a new evaluation.

•             Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations.

•             Evaluation of the capitalization of development costs. The key assumption is related to the estimation of the generation of sufficient future economic benefits of the projects.

•             Evaluation of provisions and contingencies. The key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in significant unresolved disputes are set out in note 15.

•             Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the expected amounts of collections from these public entities.

•             Evaluation of the recoverability of tax credits including tax loss carry forwards and rights for deductions. Deferred tax assets are recognized to the extent future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

•             The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

Grifols’ management does not believe that there are any assumptions or sources of estimation uncertainty that have a significant risk of resulting in a material adjustment within the next financial year.

The estimates, hypotheses and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2012.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial for the three- and nine-month period ended 30 September 2013 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2012 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 30 September 2013 are detailed below:

Progenika Biopharma, S.A.

On 27 February 2013 the Group acquired the shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma,S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand. The acquisition was paid through the following:

•                  50% of the purchase price has been paid in exchange for 884,997 non-voting Grifols Class B shares, with a fair value of Euros 20.91 each. The Group granted to the selling shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Selling shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the cashflow statements.

•                  The remaining 50% of the price has been paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares have been provided by a related party under a loan agreement signed on 12 February 2013. On 16 April 2013, the Company´s share capital has been increased in the nominal amount of Euros 88,499.70 by issuing and placing in circulation 884,997 new Class B shares without voting rights. The share capital increase has enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 10).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

Additionally, the Group and the selling shareholders have granted each other call and put options over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the call and put option amount to Euros 21,701 thousand, increased at the rate of 5% per annum and has been treated as financial liability (see note 11 (c)). The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, have agreed that Ekarpen subscribes a share capital increase pursuant to which, for an amount of Euros 5,000 thousand, Ekarpen has received new shares representing approximately 6.5% of the share capital of Progenika. These shares are subject to a call and put option which may be exercised at the end of a 5-year period for a purchase price of Euros 5,000 thousand and has been treated as financial liability (see note 11 (c)). The call option has premium costs of Euros 300 thousand for each of the 5-year period.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call commitment, the Group has applied the anticipated-acquisition method. Under this method Grifols recognize the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had been exercised already by the non-controlling shareholders.

Progenika specializes in the development of technology for personalized medicine, focusing on the design and manufacture of in vitro genome-based diagnostic tests, disease prognosis and prediction of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis, and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

At the date of preparation of these condensed consolidated interim financial statements, the Group does not have all the necessary information to determine the definitive fair value of intangible and deferred tax assets acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amounts by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

Thousands of Euros

Cash paid	18,505
Class B shares	18,505
Deferred acquisition cost (call and put options)	26,701
Total cost of the business combination	63,711
Fair value of net assets acquired	10,043
Goodwill (excess of cost of business combination over fair value of net assets acquired) (note 6)	53,668
Cash paid (included class B shares repurchase)	36,904
Cash and cash equivalents of the acquired company	(2,283)
Net cash outflow in respect of the acquisition	34,621

After the acquisition, the Group has granted non-current loans amounting to Euros 11,266 thousands to Progenika.

Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the nine-month period ended 30 September would not have varied significantly.

At the date of the acquisition the provisional fair value amounts of assets, liabilities and contingent liabilities of Progenika are as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

Provisional Fair
Value
Thousands of
Euros

Intangible assets (note 7)	11,514
Property, plant and equipment (note 7)	7,277
Non-current financial assets	210
Deferred tax assets	9,904
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	41,997
Non-current financial liabilities	18,792
Deferred tax liabilities	17
Current financial liabilities	5,540
Trade and other payables	1,592
Other current liabilities	4,206
Total liabilities and contingent liabilities	30,147
Fair value of net assets of the business	11,850
Non- controlling interests	(1,334)
Fair value of net assets acquired	10,516

The Group is in the process of analyzing and valuing the net assets acquired. If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised. In this respect, the Group is evaluating the pre-existing distribution contract between Grifols and Progenika.

Provisional goodwill generated in the acquisition is attributed to unique technology and products as well as the workforce and other synergies related to the R&D activity and has been allocated to the Diagnostic segment. This goodwill is not expected to be tax deductible.

Aradigm Corporation

On May 20, 2013 the Group announced the signing of an Exclusive Worldwide License Agreement with Aradigm Corporation to develop and commercialize Pulmaquin and Lipoquin, subject to the subscription of an increase in capital.

On August 27, 2013, the closing of the subscription of the shares of Aradigm Corporation has taken place and, therefore, the exclusive worldwide licence agreement to develop and commercialize Pulmaquin and Lipoquin has become effective. Grifols has subscribed a capital increase for an amount of US Dollars 26 million (Euros 19.5 million); as a result Grifols holds 35% of Aradigm’s common stock.  All common stock has the same voting and economic rights.

Pulmaquin and Lipoquin are formulations of inhaled ciprofloxacin for the treatment of severe respiratory

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013 disease, including non-cystic bronchiectasis. Aradigm has completed Phase 2b clinical trials with Pulmaquin and Lipoquin in bronchiectasis patients.

Aradigm has been granted Orphan Drug designation for Liposomal ciprofloxacin for cystic fibrosis in the US and the EU, and for the combination of Liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of Pulmaquin and Lipoquin into phase III clinical trials in bronchiestasis.

Pulmaquin will complement Grifols’ existing pulmonary business activity.

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

In the exchange of the exclusive worldwide licence agreement, Grifols is committed to pay up to a maximum of US Dollars 65 million to the extent development and clinical expenses are incurred by Aradigm for the development of Pulmaquin. In addition, Grifols will pay up to US Dollars 25 million upon achievement of development milestones. Grifols will be responsible for all commercialization activities and will pay Aradigm royalties on worldwide sales of products. Regarding this agreement Grifols has paid an amount of US Dollar 13 million as upfront licensing fees, which have been capitalised as “Other intangible assets” as at 30 September 2013.

The acquisition of Aradigm is accounted for as an “Investment in equity-accounted investees”, as Grifols does not control the decisions about the relevant activities nor the government bodies of the company.

At the date of preparation of these condensed consolidated financial statements, the Group does not have the financial information of Aradigm for the period between the date of acquisition and 30 September 2013, however such results are not expected to be significant to the Group. The Group has valued the investment equity in Aradigm at cost as at 30 September 2013. In addition, the Group does not have the necessary information to determine the fair value of assets, liabilities and contingent liabilities acquired and thus determining the goodwill implicit in the investment.

(4)         Financial Risk Management Policy

At 30 September 2013 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2012.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and nine- month period ended 30 September 2013 and 30 September 2012 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	Net revenues (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2013	September 2012	September 2013	September 2012

Bioscience	1,821,390	1,734,800	600,443	571,104
Hospital	74,338	74,142	21,298	22,551
Diagnostic	97,868	102,283	31,141	32,680
Raw materials + Other	52,967	48,291	12,840	16,476
	2,046,563	1,959,516	665,722	642,811

	Profit/(Loss) (Thousands of Euros)
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
Segments	September 2013	September 2012	September 2013	September 2012

Bioscience	736,608	670,951	245,429	220,145
Hospital	1,442	1,412	251	(23)
Diagnostic	(2,280)	9,909	(1,175)	4,733
Raw materials + Other	29,368	32,065	7,735	11,976
Total income of reported segments	765,138	714,337	252,240	236,831
Unallocated expenses plus net financial result	(379,499)	(413,159)	(126,879)	(140,010)
Profit before income tax from continuing operations	385,639	301,178	125,361	96,821

The loss of certain third party’s distribution agreements and the increase in R&D has negatively impacted the Diagnostic margins. The Group´s management expects that new licenses and approvals of new technologies will turn margins in positive.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(6)         Goodwill

Details of and movements in goodwill during the nine-month period ended 30 September 2013 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/12	Combination	differences	30/09/13
Net value
Grifols UK,Ltd. (UK)	Bioscience	8,420	—	(201)	8,219
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	115,271	—	(2,655)	112,616
Plasmacare, Inc. (USA)	Bioscience	38,954	—	(897)	38,057
Grifols Australia Pty Ltd.(Australia)	Diagnostic	10,895	—	(1,055)	9,840
Talecris Biotherapeutics (USA)	Bioscience	1,684,241	—	(38,786)	1,645,455
Araclón Biotech, S.L. (Spain)	Diagnostic	6,000		—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	—	53,668	—	53,668
		1,869,899	53,668	(43,594)	1,879,973
			(note 3)

Impairment testing:

For impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies have arisen on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies benefit the Bioscience segment as a whole, the Group could not allocate them to individual CGUs. The Bioscience segment represents the lowest level at which goodwill is monitored for internal management purposes.

At 30 September 2013, on the basis of the profits to be generated, the Group considers that the goodwill of the CGUs assigned to the Bioscience or the Diagnostic segments has not been impaired.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine-month period ended 30 September 2013 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	Assets	and equipment	Total

Total Cost at 31/12/2012	1,120,389	1,143,044	2,263,433
Total dep. & amort. At 31/12/2012	(151,185)	(327,798)	(478,983)
Impairment at 31/12/2012	(109)	(5,139)	(5,248)
Balance at 31/12/2012	969,095	810,107	1,779,202
Cost
Additions	28,116	97,261	125,377
Business combination (note 3)	29,552	12,399	41,951
Disposals	(7,635)	(22,129)	(29,764)
Transfers	42	(74)	(32)
Translation differences	(22,649)	(21,320)	(43,969)
Total Cost at 30/09/2013	1,147,815	1,209,181	2,356,996
Depreciation & amortization
Additions	(35,827)	(60,708)	(96,535)
Business Combination (note 3)	(18,038)	(5,122)	(23,160)
Disposals	4,631	10,355	14,986
Transfers	4	28	32
Translation differences	2,252	5,312	7,564
Total dep. & amort. at 30/09/2013	(198,163)	(377,933)	(576,096)
Impairment
Net movement	88	495	583
Impairment at 30/09/2013	(21)	(4,644)	(4,665)
Balance at 30/09/2013	949,631	826,604	1,776,235

At 30 September 2013 there are no indications that these assets have been impaired beyond recognized impairment.

Other Intangible assets include mainly currently marketed products (CMPs). Identifiable intangible assets corresponding to Gamunex were recorded at fair value at the time of acquisition of Talecris and have been classified under CMPs. The total cost and accumulated amortization of CMPs at the beginning

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013 and end of the period is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/12	Additions	differences	30/09/13

Cost of currently marketed products - Gamunex	909,504	—	(20,944)	888,560

Accumulated amortisation of currently marketed products - Gamunex	(48,001)	(22,823)	1,714	(69,110)

Carrying amount of currently marketed products - Gamunex	861,503	(22,823)	(19,230)	819,450

The intangible assets recorded for CMPs represent an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and hospital relationships related to Gamunex. Each of these components is closely intertwined and complimentary and they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex.

The useful life of the CMP has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex. The amortization method is straight line basis.

At 30 September 2013, the remaining useful life for current marketed products is 27 years and 8 months (28 years and 8 months at 30 September 2012).

(8)         Trade and Other Receivables

At 30 September 2013, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 156,861 thousand for the nine-month period ended at 30 September 2013 (Euros 173,749 thousand for the nine-month period ended 30 September 2012 and Euros 196,552 at 31 December 2012).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 7,808 thousand as at 30 September 2013 (Euros 6,132 thousand as at 31 December 2012) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 4,499 thousand for the nine-month period ended 30 September 2013 (Euros 6,821 thousand for the nine-month period ended 30 September 2012) (see note 12).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain, has not significantly changed compared to 31 December 2012.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(9)         Cash and Cash equivalents

The Group has carried out the following operations which have not required the use of cash or cash equivalents:

•                  Call and put options related to Progenika acquisition (see note 3);

•                  Loaned Class B shares from a related party (see notes 10 and 17);

•                  Issuance of new shares on 4 January 2013 (see note 10(a)).

(10)  Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

On 16 April 2013, Grifols has increased its share capital by issuing and placing in circulation 884,997 new Class B shares without voting rights, of a par value of Euro 0.10 each, with a share premium of Euro 23.02 per share. Therefore, the total amount of the share capital increase has been Euro 20,461,130.64, of which Euro 88,499.70 corresponds to the par value and Euro 20,372,630.94 to share premium. The Board of Directors has agreed to suppress the pre-emptive subscription rights in connection with the share capital increase.

The share capital increase mentioned above has enabled Grifols return the Lender the non-voting shares that were lent to attend the commitment with the sellers of Progenika shares pursuant to the provisions of the Loan Agreement signed in February 2013 (see note 3 and section b) of this note).

At 30 September 2013 the Company’s share capital was represented by 213,064,899 class A shares and 130,712,555 class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2013, an amount of Euros 49,042 thousand which is equivalent to the carrying amount of research and development costs pending amortisation of certain Spanish companies in accordance with local books (Euros 33,097 thousand at 31 December 2012). This balance is, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 September 2013 the legal reserve of the Parent Company amounts to Euros 23,576 thousand (21,323 thousand Euros at 31 December 2012).

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 September 2013 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,113 thousand (Euros 2,106 thousand at 31 December 2012).

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 30 September 2013 and 31 December 2012.

On February 2013 a related party lent to the Group 884.997 Class B shares with a fair value of Euros 18 million, which has been used to acquire Progenika (see note 3). Under the Class B share loan agreement, the Group had the commitment to return the same number of class B shares on, or before 31 December 2013. On 16 April 2013, the Company´s share capital has been increased in the nominal amount of Euros 88,499.70, and has enabled the Group to return the Lender the non-voting shares.

In May 2013, Araclón Biotech, S.L. has increased capital by an amount of Euros 7 million of which Euros 6.9 million have been subscribed by the Group. As a result of this, the Group has increased its investment from 51% to 61.1%.  The difference between the capital increase done by the Group and the non-controlling interest has been recorded as a Euros 2.8 million decrease in reserves.

(c)        Treasury Stock

The Parent Company has executed the following transactions with its treasury stock during the nine-month period ended 30 September 2012:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2012	158,326	1,927
Balance at 30 September 2012	158,326	1,927

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2012	15,832	0
Acquisitions Class B	250	2
Balance at 30 September 2012	16,082	2

The Parent Company has executed the following transactions with its treasury stock during the nine-month period ended 30 September 2013:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2013	158,326	3,058
Acquisitions Class A	448,802	11,040
Disposals Class A	(607,128)	(14,098)
Balance at 30 September 2013	0	0

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2013	16,082	2

Cash acquisitions Class B	6,177,372	127,788
Non-Cash acquisitions Class B	884,997	17,744
Cash disposals Class B	(904,818)	(18,420)
Non-Cash Disposals Class B	(1,769,994)	(38,205)
Balance at 30 September 2013	4,403,639	88,909

On 11 March 2013 Grifols S.A. purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of Euro 88.9 million (USD 118.9 million, or USD 27 per ADS). Grifols originally issued the ADSs to Cerberus in June 2011, in connection with its acquisition of Talecris Biotherapeutics Holdings Corp. Cerberus was the largest shareholder of Talecris.

“Cash acquisitions Class B” also include the acquisition, from the selling shareholders of Progenika, of the Class B shares following the Grifols commitment of the cash option given to these shareholders amounting to Euros 18,399 thousand. This amount has been considered as cash for investment activity in the cash flow statement of the nine-month period ended 30 September 2013.

Finally, cash acquisitions also includes the acquisition of class B shares issued on 16 April 2013 and subscribed by a financial institution (see section a) of this note).

Non-cash acquisitions and disposals of Class B shares include the loan shares with a related party (note 17). Disposals also include the Class B shares delivered in exchange of acquisition of Progenika Biopharma, S.A. (note 3 and 9).

Cash obtained through disposals of Class A and B shares amounted to Euros 15,286 and 19,794 thousand, respectively.

(d)       Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5. At 30 September 2013 the leverage ratio amounts to 2.64.

The distribution of the profit for the year ended 31 December 2012 is presented in the consolidated statements of changes in equity.

The following dividends were paid during the nine-month period ended 30 September 2013:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	Nine-Months’ Ended 30 September 2013
			Amount in
	% over	Euros	thousands of
	par value	per shares	Euros

Ordinary Shares (Interim Dividend)	40%	0.20	42,612

Non-voting shares (Interim Dividend)	200%	0.20	26,143

Non-voting shares (Preferred Dividend)	10%	0.01	1,307

Total Dividends Paid			70,062

On 24 May 2013, the shareholders of Grifols have approved the distribution of the preferred dividend for non-voting shares (Class B), which amounts to 0.01 Euros per share.

On 24 May 2013,  Grifols Board of Directors has agreed to pay an ordinary interim dividend for the financial year 2013 of 0.20 Euros for each Class A and Class B shares, allocating a total amount of 68,755 thousand Euros to interim dividend.

(11)  Financial Liabilities

The detail of non-current financial liabilities at 30 September 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Non-current financial liabilities	30/09/13	31/12/12

High Yield Senior Unsecured Notes (a)	727,361	727,608

Senior secured debt (b)	1,723,582	1,807,339
Other loans	34,545	33,449
Finance lease liabilities	13,050	17,592

Loans and borrowings	1,771,177	1,858,380

Loans and borrowings and bonds or other non current marketable securities	2,498,538	2,585,988

Financial derivatives (note 16)	76,154	93,515
Other financial liabilities (c)	49,677	11,316
Other non-current financial liabilities	125,831	104,831

	2,624,369	2,690,819

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

The detail of current financial liabilities at 30 September 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Current financial liabilities	30/09/13	31/12/12

Bonds (a)	57,527	42,968

Senior secured debt (b)	104,911	83,659
Other loans	55,840	55,703
Finance lease liabilities	6,807	7,005
Loans and borrowings	167,558	146,367
Loans and borrowings and bonds or other current marketeable securities	225,085	189,335
Other current financial liabilities	10,081	6,243
	235,166	195,578

(a)    High Yield Senior Unsecured Notes and Bonds

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%.

Unamortised financing costs of High Yield Senior Unsecured Notes amounted to Euros 87 million at 30 September 2013 (Euros 106 million at 31 December 2012).

The total principal plus interest of the High Yield Senior Unsecured Notes to be paid is detailed as follows:

	High Yield Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in Thousand of
	Thousand of US Dollar	Euros
Maturity

2014	90,750	67,197
2015	90,750	67,197
2016	90,750	67,197
2017	90,750	67,197
2018	1,145,375	848,112
Total	1,508,375	1,116,900

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

The breakdown and variances of High Yield Senior Unsecured Notes and promissory notes at 30 September 2013 and 30 September 2012 are as follows:

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/12	Issue	Repayments	and others	at 30/09/12

Issue of bearer promissory notes (nominal value)	9,960	14,559	(10,116)	—	14,403
High Yield Senior Unsecured Notes (nominal value)	850,143	—	—	592	850,735
	860,103	14,559	(10,116)	592	865,138

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/13	Issue	Repayments	and others	at 30/09/13

Issue of bearer promissory notes (nominal value)	14,547	47,961	(14,844)	—	47,664
High Yield Senior Unsecured Notes (nominal value)	833,712	—	—	(19,199)	814,513
	848,259	47,961	(14,844)	(19,199)	862,177

(b)   Senior secured debt

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements.

Unamortised financing costs from the senior secured debt amount to Euros 146 million at 30 September 2013 (Euros 190 million at 31 December 2012).

The conditions of this senior secured debt renegotiated on 29 February 2012 are as follows:

•                  Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: US Tranche A and Tranche A in Euros.

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 600 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

•                              Applicable margin of 325 basic points (bp) linked to US Libor.

•                              No floor over US Libor.

•                  Tranche A in Euros:

•                              Original Principal Amount of Euros 220 million.

•                              Applicable margin of 350 basic points (bp) linked to Euribor.

•                              No floor over Euribor.

The detail of the Tranche A by maturity as at 30 September 2013 is as follows:

	US Tranche A			Tranche A in Euros
		Principal in thousands of US	Principal in thousands of		Principal in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2013	USD	15,000	11,107	EUR	5,500
2014	USD	90,000	66,642	EUR	33,000
2015	USD	292,500	216,586	EUR	107,250
2016	USD	97,500	72,195	EUR	35,750
Total	USD	495,000	366,530	EUR	181,500

•             Non-current financing Tranche B: six year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 1,700 million.

•                              Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio is below 3.25x)

•                              Floor over US Libor of 1%

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 200 million.

•                              Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3.25x).

•                              Floor over Euribor of 1%

The detail of the Tranche B by maturity as at 30 September 2013 is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	US Tranche B			Tranche B in Euros
	Currency	Principal in thousands of US Dollar	Principal in thousands of Euros	Currency	Principal in thousands of Euros

Maturity

2013	USD	5,500	4,073	EUR	500
2014	USD	22,000	16,290	EUR	2,000
2015	USD	22,000	16,290	EUR	2,000
2016	USD	22,000	16,290	EUR	2,000
2017	USD	1,590,000	1,177,342	EUR	190,000
Total	USD	1,661,500	1,230,285	EUR	196,500

•                  Senior revolving credit facility: Amount maturing on 1 June 2016. At 30 September 2013 no amount has been drawn down on this facility.

•                  US Revolving Credit Facility :

•                              Committed Amount : US Dollars 35 million

•                              Applicable margin of 325 basis point (bp) linked to US Libor.

•                  US Multicurrency Revolving Credit Facility:

•                              Committed Amount : US Dollars 140 million

•                              Applicable margin of 325 basis point (bp) linked to US Libor

•                  Revolving Credit Facility in Euros:

•                              Committed Amount :  Euros 21,7 million.

•                              Applicable margin of 325 basis point (bp) linked to Euribor.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity

2013	21,663	20,070
2014	118,183	79,275
2015	334,542	78,488
2016	109,896	79,762
2017	—	1,394,722
Total	584,284	1,652,317

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 September 2013 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013 the above mentioned indicators at each year end.

The Company and Grifols Inc. have pledged their assets and the shares of certain group companies as collateral, to guarantee repayment of the senior debt.

On 15 July 2013, Moody´s Investors Services has upgraded to Ba2 the Grifols Corporate Family Rating, to Ba1 the senior secured and to B1 the senior unsecured ratings of its bank and bond instruments respectively.

(c)     Other financial liabilities

At 30 September 2013, this caption includes Euros 27,346 thousand related to the call and put options granted by the Group and Progenika shareholders (see note 3). The remaining balance mainly includes loans granted by public institutions.

(12)  Finance Income and Expenses

Details are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September	September	September	September
	2013	2012	2013	2012

Finance Income	4,322	965	862	(389)
Finance expenses from High Yield Senior Unsecured Notes	(68,747)	(73,246)	(22,792)	(24,420)
Finance expenses from senior debt- Tranche A	(29,379)	(47,640)	(9,508)	(11,653)
Finance expenses from senior debt- Tranche B	(71,788)	(78,122)	(23,962)	(26,839)
Finance expenses from sale of receivables (note 8)	(4,499)	(6,821)	(628)	(3,090)
Implicit interest on preference loans	(401)	(372)	(112)	(133)
Capitalised interest	7,097	5,476	2,639	2,016
Other finance expenses	(12,551)	(20,295)	(3,558)	(7,533)
Finance expenses	(180,268)	(221,020)	(57,921)	(71,652)
Change in fair value of financial derivatives	(2,953)	14,293	(8,266)	(2,255)
Profits from financial instruments	422	—	422	—
Exchange differences	(713)	(2,368)	4,485	(54)
Finance income and expense	(179,190)	(208,130)	(60,418)	(74,350)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(13)  Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 34.9% for the nine-month period ended 30 September 2012 to 31.6% for the nine-month period ended 30 September 2013 (35.3% for the three-month period ended 30 September 2012 to 33.4% for the three-month period ended 30 September 2013) mainly due to a change beginning in the fourth quarter 2012 for North Carolina companies which now file the state corporate tax on a combined basis. Also, during 2013, following US current regulations enacted in 2013, US companies are taking full benefit of R&D credits earned in the fiscal year 2012 that could not be applied during 2012, as well as R&D credits earned in the fiscal year 2013.

The following events have arisen regarding income tax audits of US Group companies:

•                              Grifols Inc & Subsidiaries: Federal Income Tax Audit for the short tax year ending June 1, 2011 was initiated from October, 2012.

•                              Grifols Inc & Subsidiaries: Federal Income Tax Audit for tax years ending December 31, 2010 and 2011 was announced February 2013.

•                              Talecris Biotherapeutics Holdings Corp & Subs: California Franchise Tax Audit for 2009 & 2010 was settled with no significant impact for the Group.

•                              Talecris Plasma Resources: Inspection of Indiana Income Tax for 2009, 2010 & 2011 was settled in February, 2013 with no significant impact for the Group.

The Group does not expect any significant impact affecting the financial statements to arise from the ongoing inspections.

(14)  Discontinued Operations

The Group does not consider any operations as discontinued for the three- months and nine- month periods ended 30 September 2013 and 30 September 2012.

(15)  Contingencies

Catalan haemophiliacs

Instituto Grifols, S.A. was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. An appeal was subsequently filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries as considered necessary.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated financial statements, as they consider that disclosure of additional information could seriously jeopardise the Group’s interests.

(16)  Financial Instruments

Fair value

At 30 September 2013 and 31 December 2012 the fair value of High-Yield Senior Unsecured Notes and senior secured debt is the following:

	Million of US Dollars		Million of Euros
	Fair Value at	Fair Value at	Fair Value	Fair Value
	30/09/2013	31/12/12	at 30/09/2013	at 31/12/12	Hierarchy Level

High-Yield Senior Unsecured Notes	1,182	1,211	875	918	Level 2 (observable data)
Senior Debt (tranche A and B)	2,722	2,810	2,015	2,130	Level 2 (observable data)

Financial derivatives have also been valued based on observable market data (level 2 of the fair value hierarchy).

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 September 2013 and 31 December 2012 the Group has recognised the following derivatives:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

				Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	30/09/2013	31/12/12	30/09/2013	31/12/12	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,273,280,000	1,398,875,000	(44,006)	(50,900)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(4,283)	(5,704)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	(98)	8	31/03/2016
Swap Floor	USD	1,273,280,000	1,398,875,000	1,172	4,494	30/06/2016
Embedded floor of senior debt	EUR	196,500,000	198,000,000	(4,577)	(5,965)	01/06/2017
Embedded floor of senior debt	USD	1,661,500,000	1,678,000,000	(23,190)	(30,946)	01/06/2017
Forward	PLN	14,608,000	0	12	0	07/10/2013 to 05/02/2014

Total				(74,970)	(89,013)

Total Assets				1,184	4,502
Total Liabilities (note 11)				(76,154)	(93,515)

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

As the floors included in the Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at inception.

(b)         Cash flow hedge

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of September 2013, the notional amount for each derivative is US Dollars 1,273 million each. The interest rate swap complies with the criteria required for hedge accounting.

(17)  Related Parties

As mentioned in note 3, the Group entered into an agreement with a related party under which 884,997 Grifols Class B shares are transferred to Grifols with no cash disbursement and an equal amount of class B shares should be returned on, or before 31 December 2013, no alternative of cancelation in cash is included in the agreement. The Group should pay to the related party a fee equal to 6% annual rate calculated over the market value of the loaned Class B shares, which is shown in “Financial expenses” in the table below. On 16 April 2013, the Group has returned the shares.

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the nine-months ended 30 September 2013 were as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	196	—	—	—
Other service expenses	—	—	(4,105)	(953)
Operating leases expenses	—	—	(18,132)	—
Remuneration	—	(6,482)	—	(3,228)
R&D transfers and license agreements	(9,664)	—	—	—
Financial expenses	(27)	—	(210)	—
	(9,495)	(6,482)	(22,447)	(4,181)

R&D transfers and license agreements include the invoices received related to the Exclusive Worldwide License Agreement that the Group has signed with Aradigm Corporation to develop and commercialize Pulmaquin (see note 3).

Group transactions with related parties during the nine-months ended 30 September 2012 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	136	—	—	—
Other service expenses	—	—	(4,842)	(765)
Operating leases expenses	—	—	(18,121)	—
Remuneration	—	(5,931)	—	(2,765)
	136	(5,931)	(22,963)	(3,530)

Group transactions with related parties during the three-months ended 30 September 2013 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	65	—	—	—
Other service expenses	—	—	(1,435)	(318)
Operating leases expenses	—	—	(6,130)	—
Remuneration	—	(1,899)	—	(1,025)
R&D transfers and license agreements	(9,664)	—	—	—
Financial expenses	(27)	—	—	—
	(9,626)	(1,899)	(7,565)	(1,343)

Group transactions with related parties during the three-months ended 30 September 2012 were as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	45	—	—	—
Other service expenses	—	—	(1,958)	(155)
Operating leases expenses	—	—	(6,358)	—
Remuneration	—	(1,875)	—	(921)
	45	(1,875)	(8,316)	(1,076)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(18)  Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros		Thousands of Euros
	Nine-	Nine-	Three-	Three-
	Months’	Months’	Months’	Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September	September	September	September
	2013	2012	2013	2012

Cost of sales	314,177	306,747	101,639	102,393
Research and development	43,724	45,288	13,656	15,387
Selling, general & administrative expenses	154,656	142,997	53,355	49,502
	512,557	495,032	168,650	167,282

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros		Thousands of Euros
	Nine-	Nine-	Three-	Three-
	Months’	Months’	Months’	Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September	September	September	September
	2013	2012	2013	2012

Cost of sales	51,041	49,776	17,064	17,112
Research and development	9,708	7,590	3,300	2,683
Selling, general & administrative expenses	35,786	39,960	11,962	13,942
	96,535	97,326	32,326	33,737

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2013

(19)  Subsequent events

From 30 September 2013 to the approval date of the attached financial statements, there are no significant subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their nine month period ended September 30 2013 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.5 million liters per year. The Melville, New York site, which Grifols leases and operates following the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.5 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division.

•             Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for 1,821.4 million Euros, or 89.0%, and 1,734.8 million Euros, or 88.5%, of Grifols’ total net sales for the nine month period ended September 30, 2013 and the nine month period ended September 30, 2012, respectively.

•             Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for 74.3 million Euros, or 3.6%, and 74.1 million Euros, or 3.8%, of total net sales for the nine month period ended September 30, 2013 and the nine month period ended September 30, 2012, respectively.

•             Diagnostic The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for 97.9 million Euros, or 4.8%, and 102.3 million Euros, or 5.2%, of

1

Grifols’ total net sales for the nine month period ended September 30, 2013 and the nine month period ended September 30, 2012, respectively.

•             Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, royalty payments from third parties and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for 53.0 million Euros, or 2.6%, and 48.3 million Euros, or 2.5%, of Grifols total net sales for the nine month period ended September 30, 2013 and the nine month period ended September 30, 2012, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2013 and September 30 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

There are no factors affecting the comparability of the periods presented in this report.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2012, our plasma collection centers collected approximately 5.8 million liters of plasma (including specialty plasma). The actual volume of plasma that we are able to collect in the future may differ from this amount.

2

We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 600,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of this condensed consolidated interim financial statements in accordance with IAS 34 as issued by the IAS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our condensed consolidated interim financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

3

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below.

Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in Note 6 of the consolidated financial interim statements included in this report. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii) Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

• we have technical studies justifying the feasibility of the production process;

• we have undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

• the asset will generate sufficient future economic benefits; and

• we have sufficient financial and technical resources to complete development of the asset and have developed budget and cost accounting control systems that allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which we operate are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

4

(iii) Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

(v) Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Estimated Years of Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Currently marketed products	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are

5

not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out, or FIFO, basis. We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as detailed below.

• Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

• Goods for resale and finished goods: estimated selling price, less costs to sell.

• Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

• we have transferred to the buyer the significant risks and rewards of ownership of the goods;

• we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

• the amount of revenue and costs can be measured reliably;

• it is probable that the economic benefits associated with the transaction will flow to us; and

6

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

• Finance leases

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

• Operating leases

We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

• If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

7

• If the sales price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Nine months ended September 30, 2013 compared to Nine months ended September 30, 2012

Further progress towards achieving our goals: a quarter characterized by continuity

Grifols has consolidated its position as the world’s third-largest producer of plasma-derived medicines, thanks to its efficiency and competitiveness. As part of this commitment, Grifols has focused its efforts on raising productivity and improving its operating margins. These aspects, combined with an ongoing policy of keeping debt levels under control, geographical expansion and sales growth, have been the key elements of management strategy.

1.              PROFIT AND LOSS ACCOUNT: KEY INDICATORS TO SEPTEMBER 2013

SALES PERFORMANCE

•                  ACCUMULATED SALES EXCEED 2,000 MILLION EUROS TO SEPTEMBER 2013

Grifols’ accumulated sales to September 2013 were 2,046.6 million Euros, an increase of 4.4% compared to the same period of 2012. In comparable terms, income rose by 6.6% at constant exchange rate (cc), as geographical diversification of sales mitigated exchange rate impacts.

•                  GROWTH OF 5.4% IN INTERNATIONAL MARKETS AND RECORD QUARTERLY TURNOVER IN THE UNITED STATES

Sales outside Spain grew by 5.4% (7.8% cc) to reach 1,891.2 million Euros, accounting for 92.4% of the company’s income, sustaining the strategy of achieving growth in foreign markets. The opening of a representative office in Dubai will foster the activity in the Middle East.

The fastest growth occurred in regions other than North America and the European Union. Overall, ROW sales (Rest of World excluding Raw Materials) increased by 16.8% (20.3% cc) to 313.7 million Euros. These represent approximately 15.4% of total income, compared to 13.8% for the first nine months of 2012.

During the third quarter, income from the United States grew by 14.3% (cc), enabling Grifols to achieve record sales revenue in North America of 432.2 million Euros. During the first nine months of the year, combined sales in the United States and Canada (excluding Raw Materials) grew by 2.3% (4.8% cc) to 1,267.4 million Euros.

In the European Union, sales confirmed the forecasted recovery, and recurring sales excluding Spain rose by 5.4% to 276.5 million Euros. The decline in Iberian sales decelerated. During the third quarter of 2013 these were down by 1.3% compared to the same period of 2012, while for the nine months period to September 2013 sales in Spain decreased by 5.9% to 155.3 million Euros.

•                  SALES OF PLASMA PROTEINS, GRIFOLS’ PRINCIPAL BUSINESS LINE, GREW BY 5%

The Bioscience division accounts for 89.0% of sales revenue, and its sales to September 2013 grew by 5.0% (7.3% cc), representing a total of 1,821.4 million Euros. Prices of plasma-derived medicines remained stable, and increase in sales volumes of the main plasma proteins was the principal driver of growth for the division. Albumin performed particularly strongly, with growth of over 24%, driven among other factors by demand in China, and alpha-1-antitrypsin grew approximately 10% due to improved diagnosis of alpha-1-antitrypsin deficiency, a rare illness that is linked to pulmonary emphysema. The sales of clotting factors rose as a result of the increased presence in different regions and the treatment of inhibitors, as did sales of IVIG, the leading immunoglobulin.

The Hospital division generates most of its sales in Spain and is thus the division most directly affected by the measures to rationalize health spending implemented by the Government. Despite this, the division’s income grew by 0.3% (1.1% cc) to 74.3 million Euros as a result of efforts to promote the internationalization of business lines such as hospital logistics and its third-party manufacturing service. Key milestones included the implementation of the first automated carousel for drugs and health supplies in the United States, at Emory

8

University Hospital (Atlanta, USA), and the agreement with Cumberland Pharmaceuticals to market ibuprofen for intravenous perfusion.

Sales of the Diagnostic division, which account for 4.8% of the company’s total turnover, were 97.9 million Euros to September 2013. The 4.3% (2.9% cc) decrease compared to the same period of the previous year, is explained by the termination of some distribution agreements, although this trend, recurrent during the first three quarters of the year, will reverse when all the FDA approvals are obtained, enabling sales of several immunohematology products and services in the United States.

Sales of the Raw Materials & Others division, which represent approximately 2.6% of the total, rose to 52.9 million Euros. This division includes, among other items, royalties’ income, income deriving from the manufacturing agreements with Kedrion, and third-party engineering projects executed by Grifols Engineering.

Summary of Sales by Division — Nine months to September 2013

(In thousands of euros)	9M 2013	%sales	9M 2012	%sales	% Var	% var CC
Bioscience division	1.821.390	89,0%	1.734.800	88,5%	5,0%	7,3%
Hospital division	74.338	3,6%	74.142	3,8%	0,3%	1,1%
Diagnostic division	97.868	4,8%	102.283	5,2%	-4,3%	-2,9%
Raw materials and Others	52.967	2,6%	48.291	2,5%	9,7%	11,4%
Total	2.046.563	100,0%	1.959.516	100,0%	4,4%	6,6%

* Constant Currency (CC) excludes the impact of exchange rate movements

Summary of Sales by Region — Nine months to September 2013

(In thousands of euros)	9M 2013	%sales	9M 2012	%sales	% Var	% var CC
EU	431.855	21,1%	427.169	21,8%	1,1%	1,3%
US+CANADA	1.267.450	61,9%	1.239.239	63,2%	2,3%	4,8%
R.O.W.	313.719	15,4%	268.868	13,8%	16,8%	20,3%
Subtotal	2.013.024	98,4%	1.935.276	98,8%	4,0%	6,2%
Raw materials	33.539	1,6%	24.240	1,2%	38,4%	40,8%
Total	2.046.563	100,0%	1.959.516	100,0%	4,4%	6,6%

MARGINS AND PROFITS

•                  ADJUSTED(1) EBITDA MARGIN CONTINUES TO IMPROVE RISING BY 140 BASIS POINTS TO 33.7% OF SALES

Grifols operating margins continued to improve during the first nine months of 2013, with the EBITDA margin increasing by 140 bps to 32.4% of sales, compared to 31.0% for the same period of 2012. In absolute terms, EBITDA was 663.0 million Euros, increasing 9.1%.

Grifols’ adjusted EBITDA(1) rose by 9.1% to 690.4 million Euros, representing an EBITDA to sales margin of 33.7%.

This positive performance confirms the group’s improved productivity, primarily focused on the optimization of raw materials and the greater flexibility of manufacturing processes. The aim is to maximize the profitability of each liter of plasma, obtaining more products and achieving a balanced market share growth for each plasma protein taking into account industrial efficiency. The sales’ geographic mix was positive during the quarter, while the policy of containing operating costs continued to be successful.

•                  NET PROFIT RISES BY 35.3% TO 267.0 MILLION EUROS

The company reduced its financial costs during the third quarter of the year, and the financial result to September 2013 fell by 13.9%, representing savings of 28.9 million Euros. The effective tax rate has benefited from the R&D deductions relating to 2012 received in the first quarter of this year and as a result of

9

including all group companies in North Carolina in a single corporation tax return (State Corporate Tax declaration). Both developments have contributed to a 35.3% increase in the group’s net profit to 267.0 million Euros, representing 13.0% of the group’s sales.

Key profit and loss indicators: Nine months to September 2013

(In millions of euros)	9M2013	9M2012	% VAR.
Net Revenues (NR)	2.046,6	1.959,5	4,4%
Ebitda	663,0	607,8	9,1%
% NR	32,4%	31,0%
Adjusted(1) Ebitda	690,4	632,7	9,1%
% NR	33,7%	32,3%
Net Profit	267,0	197,3	35,3%
% NR	13,0%	10,1%
Adjusted(2) Net Profit	336,4	273,1	23,2%
% NR	16,4%	13,9%

2.              MAIN INDICATORS FOR THE THIRD QUARTER OF 2013

Grifols reported sales of 665.7 million Euros from July to September 2013, an increase of 3.6% (9.3% cc) compared to the same period of 2012.  Grifols’ recurring business, excluding Raw Materials & Others, rose by 4.2% (10.0% cc), reflecting the growth of income from the Bioscience division, which rose by 5.1% (11.2% CC) as a result of the solid demand for plasma protein therapies.

Summary of Sales by Division — Third Quarter 2013

(In thousands of euros)	3Q 2013	%sales	3Q 2012	%sales	% Var	% var CC
Bioscience division	600.443	90,2%	571.105	88,8%	5,1%	11,2%
Hospital division	21.298	3,2%	22.551	3,5%	-5,6%	-3,0%
Diagnostic division	31.141	4,7%	32.679	5,1%	-4,7%	-1,1%
Raw materials and Others	12.840	1,9%	16.476	2,6%	-22,1%	-18,1%
Total	665.722	100,0%	642.811	100,0%	3,6%	9,3%

*Constant Currency (CC) excludes the impact of exchange rate movements

By geographic region, sales in the United States rose by 14.3% (cc) in the third quarter, and Grifols achieved record sales of 432.2 million Euros in North America. Combined sales in the United States and Canada grew by 3.8% (10.4% cc) representing 64.9% of total turnover.

Despite the ongoing economic situation in countries such as Spain and Portugal, income in the European Union rose by 1.9% (2.6% cc) to 132.7 million Euros.

Summary of Sales by Region - Third Quarter 2013

(In thousands of euros)	3Q 2013	%sales	3Q 2012	%sales	% Var	% var CC
EU	132.734	19,9%	130.211	20,3%	1,9%	2,6%
US+CANADA	432.221	64,9%	416.524	64,8%	3,8%	10,4%
R.O.W.	93.189	14,1%	87.879	13,6%	6,0%	14,7%
Subtotal	658.144	98,9%	634.614	98,7%	3,7%	9,4%
Raw Materials	7.578	1,1%	8.197	1,3%	-7,6%	-2,0%
TOTAL	665.722	100,0%	642.811	100,0%	3,6%	9,3%

*Constant Currency (CC) excludes the impact of exchange rate movements

10

Sales in other regions (ROW) rose by 6.0% (14.7% cc), with a total value of 93.2 million Euros from July to September. Its good performance continues and its share within total sales has increased to 14.1%. Grifols international expansion remains a keystone of growth. The opening of a representative office in Dubai to foster its activity in the Middle East together with the opportunity of direct sales in China through its commercial office in this country will boost the company’s presence in these emerging markets.

3.              BALANCE SHEET: KEY INDICATORS TO SEPTEMBER 2013

Total consolidated assets at September 2013 were 5,711.1 million Euros, with no significant changes with respect to the 5,627.5 million Euros reported in December 2012. The difference primarily reflects investments made during the period, in particular the holdings acquired in Progenika and Aradigm.

During the first nine months of 2013, the cash balance has risen to 488.3 million Euros well above the 400.6 million Euros reported for the same period of 2012. The strong generation of operating cash flows resulted in 365.7 million Euros to September 2013. Working capital changes are in line with the business expansion and stock turnover and debtors and creditors days outstanding remained at previous levels.

Higher profits and better control of funding activities have significantly reduced financial cash flow requirements and increased the flows allocated to the investment activities that ensure long-term organic growth.

As well as continuing with the CAPEX plan, the most significant investment activities were the acquisition of Progenika Biopharma in the first quarter of 2013 and a 35% stake in Aradigm Corporation completed in August 2013.

NET FINANCIAL DEBT RATIO FALLS TO 2.64 TIMES ADJUSTED EBITDA(1)

Grifols’ net debt financial at the end of the third quarter of 2013 stood at 2,357.4 million Euros, a significant reduction with respect to the 2,396.0 million Euros reported in December 2012. As a result, the net debt ratio fell to 2.64 times adjusted EBITDA(1), lower than the rate of 2.77 times for the second quarter of the year, or the 2.87 times in December 2012.

During the first nine months of the year, Grifols net debt has decreased by 38.7 million Euros enabling the group to strengthen its balance sheet as a result both of the strength of its results and the positive cash flow trend.

NET EQUITY

The net equity of Grifols to September 2013 rose to 1,969.2 million Euros, primarily as a result of profits earned during the period, as there were no significant changes compared to the first half of the year.

The company’s share capital totaled 119.6 million Euros at September 2013, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 Euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 Euros.

4.              INVESTMENTS

The strength of Grifols’ results, the positive cash flow figures, and the optimization and control of financial resources have made more resources available to the company both for planned investments and for new ones in the future.

CAPITAL EXPENDITURE (CAPEX)

Grifols has completed its key capital expenditure (CAPEX) plans for the period 2012—2015 and the plan is on schedule. From January to September 2013 the company allocated over 100 million Euros to improve its manufacturing facilities in Spain and the United States, and to optimize and relocate some plasma donor centers.

Grifols is also investing in some of the companies in which it has a holding, such as concentrating the activity of Araclon Biotech on a single site at Zaragoza (Spain), with the aim of establishing a basis for future growth.

CLOSING OF THE ACQUISITION OF A 35% STAKE IN ARADIGM CORPORATION

The acquisition of a 35% holding in Aradigm Corporation announced during the second quarter of 2013, was successfully completed in August 2013 and Grifols has designated two board members to Aradigm’s board.

11

Grifols paid USD 26 million for the stake and it has been granted an exclusive worldwide license to market and develop an inhaled ciprofloxacin formulation (PulmaquinTM) to treat severe respiratory diseases. Grifols will contribute a maximum of USD 65 million towards the R&D expenses of the product. See note 3 of the condensed consolidated interim financial statements for more details.

GRIFOLS ALLOCATES MORE THAN 90 MILLION EUROS TO R&D

Grifols’ financial solvency and liquidity enables its continuing commitment to research. From January to September 2013 Grifols allocated a total of 90.2 million Euros to R&D, representing 4.4% of sales.

Grifols also strengthens its R&D activity through investments in companies where it holds a stake such as Aradigm.

Grifols has been ranked 25 in Forbes magazine’s list of the 100 most innovative companies in the world. The company’s commitment to innovation focuses on the search for therapeutic alternatives that contribute to both scientific and social development. This commitment is expressed both through a solid investment policy and the acquisition of holdings in companies and R&D projects in fields of medicine other than Grifols’ main activity, in order to ensure the continuity of such initiatives.

During the third quarter of the year, the Spanish Agency for Medicines and Health Products (AEMPS) authorized phase 1 of the clinical trial of the Alzheimer’s vaccine that Grifols is developing through its company Araclon Biotech. This phase, which will evaluate tolerability and safety in humans but not effectiveness, is the first significant milestone for the project.

In addition, Grifols has announced the start of the SPIRIT study (Study of Plasma-derived factor VIII/VWF in Immune toleRance Induction Therapy) in the United States to compare the efficacy and safety of treatment with Grifols plasma derived factor VIII/von Willebrand in patients with hemophilia A. The results will help to improve immune tolerance induction therapy (ITI) in patients who develop factor VIII inhibitors.

As a pioneer in research, development and innovation, Grifols sponsored the international meeting “Hemophilia A and inhibitors: advances in prevention and ITI treatment optimization”, organized jointly by the Spanish Society for Thrombosis and Hemostasis (SETH) and the British Society for Haemostasis and Thrombosis. Held in Barcelona in September, the meeting was attended by a broad panel of experts who addressed new approaches to the management of patients with hemophilia and inhibitors.

Grifols also promotes research through its annual program of international awards and grants. In the alpha-1 protein field, the company sponsors the European Alpha 1 Antitrypsin Laurell (eALTA) research program, supporting work that contributes to understanding and improving the treatment of alpha-1 antitrypsin (AAT) deficiency. The prizewinning research projects were announced at the annual conference of the European Respiratory Society, held in Barcelona in September.

The Martín Villar Research Prizes sponsored by Grifols, now in their 6th year, have also been awarded. The prizes aim to support research in the field of hemostasis.

Grifols’ commitment to promoting young talent is behind the sponsorship of two Fulbright grants, one of the world’s most prestigious grant programs. The program provides funds for students to pursue postgraduate studies in the United States. Grifols’ support will fund two Grifols/Fulbright grants for two years, with priority being given to those candidates who, in addition to satisfying the admission criteria, submit projects in research fields related to the activities of Grifols.

5.          ANALYSIS BY BUSINESS AREA. KEY EVENTS OF THE QUARTER

BIOSCIENCE DIVISION: 89.0% OF INCOME

•                  DOUBLE DIGIT GROWTH IN THE UNITED STATES

Demand for plasma proteins in the United States continued to rise, confirming the trend seen in previous quarters.

Grifols consolidates its leadership in the United States market, recording high sales volumes for its principal plasma proteins, with growth of 16.5% (cc) for the quarter and 9.9% (cc) for the first nine months of the year.

12

•                  FDA APPROVES FRACTION II+III FROM BARCELONA TO BE USED IN NORTH CAROLINA

The FDA, approved the utilization of fraction II+III obtained in Parets del Vallès (Barcelona-Spain), for the production of Gamunex-C® immunoglobulin in Clayton (North Carolina-United States) at the end of the quarter.

Achieving flexibility in the use of intermediate pastes (fractions) obtained from fractionated plasma, is fundamental in order to optimize production processes and capacity utilization so they can be purified and dosed at any of the Grifols’ plants.

•                  10TH ANNIVERSARY OF GRIFOLS IMMUNOGLOBULIN GAMUNEX®

In August 2003 the FDA granted an immunoglobulin license to Gamunex®. From that day, scientific and technological developments have been implemented to continuously enhance the product’s safety and increase its indications. Gamunex-C® was the first immunoglobulin approved for the treatment of a neurological indication (CIDP). After a decade, Gamunex®  is among the best immunoglobulin options.

•                  THE REGION OF MURCIA (SPAIN) TRUSTS GRIFOLS WITH THE MANUFACTURE OF PLASMA PROTEIN PRODUCTS

The regional government of Murcia (Spain) has appointed Grifols to manufacture plasma-derived medicines from excess plasma from its Regional Blood Donation Center. This contract will enable the processing of 55,000 units of plasma per year, with the finished plasma products to be used by hospitals throughout the region.

DIAGNOSTIC DIVISION: 4.8% OF SALES

•                  UNITED STATES HEALTH AUTHORITIES (FDA) APPROVE DG® GEL 8 SYSTEM

The FDA has approved the DG® Gel 8 system developed by Grifols for antigen blood typing and pre-transfusion compatibility tests. The authorization affects several erythrocyte reagent and gel cards.

•                  GRIFOLS PRESENTS ALPHAKIT® QUICKSCREEN, A NEW DEVICE FOR SCREENING ALPHA-1-ANTITRYPSIN DEFICIENCY

Within a few minutes and requiring only a few drops of blood, this new device is able to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of alpha-1-antitrypsin deficiency. In adults, this rare illness usually coincides with chronic obstructive pulmonary disease (COPD), and if not treated appropriately may cause pulmonary emphysema. Improving diagnosis is a major challenge for Grifols, as 90% of sufferers are undiagnosed.

•                  MEXICAN HEALTH AUTHORITIES APPROVE MARKETING OF INTERCEPT BLOOD SYSTEM®

Mexico’s Federal Commission for Protection against Health Risks (COFEPRIS) has granted marketing approval to the Intercept Blood System® for the inactivation of pathogens in the components of platelets and plasma. This device will reduce the risk of disease transmission in blood transfusions. Grifols is the exclusive distributor in Mexico of this device, developed by US company Cerus.

HOSPITAL DIVISION: 3.6% OF TURNOVER

•                  AGREEMENT WITH CUMBERLAND TO MARKET IBUPROFEN FOR INTRAVENOUS ADMINISTRATION

Grifols has signed an agreement with US pharmaceutical company Cumberland Pharmaceuticals to market the first ibuprofen for intravenous perfusion in a flexible container, indicated for the treatment of mild to moderate post-operative pain and fever. Grifols holds exclusive distribution rights in Spain, Portugal, Argentina, Chile, Brazil, Ecuador, Peru and Uruguay. This agreement will further strengthen the internationalization strategy of the Hospital division, optimizing use of the sales network and extending the portfolio of ready-to-use intravenous solutions.

13

6.              LIQUIDITY AND CAPITAL RESOURCES

USES AND SOURCES OF FUNDS

Our principal liquidity and capital requirements consist of the following:

•             costs and expenses relating to the operation of our business, including working capital for inventory purchases

•             accounts receivable financing;

•             capital expenditures for existing and new operations; and

•             debt service requirements relating to our existing and future debt.

During the nine months period ended 30 September 2013 the Group generated net cash flow of 23.2 million Euros. The variation in net cash flow reflects mainly:

•             Net cash from operating activities totaling 365.7 million Euros. 655.7 million Euros of cash flow generated by Grifols´ operations was partially offset by 52.1 million Euros of cash for working capital requirements and 237.9 million Euros of cash used for interest payment and taxes.

•             Net cash used in investing activities totaling 164.9 million Euros. The variation in this result reflects mainly the new investments to expand its production facilities in Spain and in the United States and the acquisition of the Progenika Group and Aradigm Corporation.

•             Net cash used in financing activities totaling 177.6 million Euros. This amount includes mainly:

•    Net debt repayments of 53.4 million Euros

•    Dividend payments for an amount of 69.1 million Euros.

•      Treasury stock operations include mainly the purchase of 4,402,986 of American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of 88.9 million Euro (USD 118.9 million, or USD 27 per ADS).

•    Issued of new shares for an amount of 20.5 million Euros.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues, debt financings, and capital infusions. At September 30, 2013, our cash and cash equivalents totaled 488.3 million Euros. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

DERIVATIVES

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. Both hedges, the interest rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged.

As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches.

At the end of September 2013, the notional amount for each derivative is US Dollars 1,273 million each. The interest rate swap complies with the criteria required for hedge accounting.

14

HISTORICAL CASH

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

INDEBTEDNESS

•                  HIGH YIELD SENIOR UNSECURED NOTES

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

•                  BANK DEBT.

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

The Group incurred costs amounting to Euros 43.8 million in the refinancing of the senior debt undertaken in 2012. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see Derivatives section above) and the resulting change in the fair value amounting to Euros 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt.

The modifications were as follows:

(i)           reduction of interest rates, retranching (USD 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)        removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)     amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 September 2013 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortization (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Unamortized financing costs from the senior secured debt and the High Yield Unsecured Notes amount to Euros 233 million at 30 September 2013 (Euros 296 million at 31 December 2012).

For more details of the new conditions of the senior secured debt see note 11 of the Condensed Consolidated Interim Financial Statements.

15

(1) Excluding non-recurring costs associated with the purchase of Talecris.

(2) Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name:David I. Bell
Title:Authorized Signatory

Date: November 5, 2013